Exhibit 99.1

2021 Annual Report

Letter to our shareholders Our purpose and strategy Who we are and what we brew Where we operate 2021 in review Lead and grow the catrgory Digitize and monetize our ecosystem Optimize out business Enable a sustainable and inclusive future Table of contents 02 Letter to our shareholders 06 Key figures 2021 08 Our purpose and strategy 13 Who we are and what we brew 16 Where we operate 17 2021 in review 25 Lead and grow the category 26 Lead, premiumize and grow the beer category 28 Grow in Beyond Beer 30 Digitize and monetize our ecosystem 31 Connect with our customers, consumers and partners 33 Unlock value from our global platform 34 Optimize our business 35 Invest in our future while supporting the recovery 37 Enable a sustainable and inclusive future 51 Report scope 53 Assurance report 57 Corporate governance statement This is an interactive report—when you see this icon, click to learn more
The images of colleagues and partners included in this report were compliant with local COVID-19 guidelines at the time they were taken. AB InBev—Annual Report 2021    1 Our purpose and strategy A look at our global purpose and strategy 2021 in review Key highlights of the year across our business Lead and grow the category We are expanding and growing the beer category and Beyond Beer Digitize and monetize our ecosystem We are creating value from new technology capabilities within our ecosystem Optimize our business We are driving superior value creation through thoughtful resource allocation and strong financial discipline

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Letter to our shareholders
To a future with more cheers
2021 was an important step in our journey to create a future with more cheers. After successfully transitioning our CEO leadership, we introduced our new global purpose and evolved our strategy. Our people dream big and continued to meet the moment to deliver strong results in a challenging operating environment. Energized by our new purpose and guided by our strategy, we are transforming our company from being the category leader to leading category growth.
Continued momentum
We grew top-line by 15.6% in FY21, comprised of a mix of 9.6% volume and 5.5% revenue per hl growth, driven by premiumization and revenue management initiatives. EBITDA grew by 11.8%, at the top end of our 2021 outlook, as top-line growth
We are energized by the momentum we built in 2021 and the journey ahead. Our performance and progress demonstrate our team’s commitment to lead category growth. We delivered strong results while supporting our colleagues, partners and communities through the ongoing challenging environment. The Board of Directors and management team will remain focused on delivering on our purpose and strategy to drive long-term value creation.
Marty Barrington
was partially offset by anticipated transactional FX and commodity headwinds, higher SG&A due primarily to higher variable compensation accruals and elevated supply chain costs. We delivered another year of strong cash flow generation, resulting in almost 10 billion USD of gross debt reduction.
Compared to pre-pandemic levels, we grew top-line by more than 10% and nearly recovered EBITDA on an organic basis.
Our Purpose
This year was a unique opportunity to reimagine what a beer company can be and our path ahead.
We Dream Big to Create a Future with More Cheers. Our renewed purpose represents what we can make possible with our unique global ecosystem. It enables us to unlock and harness our existing infrastructure and assets to deliver more innovation, more sustainability, more occasions and more value for all our stakeholders.
AB InBev—Annual Report 2021    2

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
This year was an important step in our journey to create a future with more cheers. Relentless execution of our strategy drove continued momentum to deliver over 15% top-line growth, EBITDA at the top-end of our outlook and another year of strong cash flow generation.
Michel Doukeris
Evolved strategy to deliver long-term value creation
As part of our leadership transition we developed a comprehensive ten-year plan to evaluate our global business, the key growth opportunities and how we can leverage our ecosystem to drive long-term value creation. This ten-year plan is the foundation of our strategy, which is defined by three key pillars:
Lead and grow the category
We are executing on five proven and scalable levers to drive category expansion and deliver consistent, balanced and profitable top-line growth. In FY21, the beer category grew in almost all of our key markets, and our beer volumes reached an all-time high.
• Inclusive Category: We are making the beer category more accessible for all consumers through focusing on inclusive pack and product innovation, particularly in emerging and developing markets. Our portfolio of inclusive brands, such as Nuestra Siembra in Ecuador and Golden in Peru, increased revenue by double digits.
• Core Superiority: Our mainstream portfolio delivered 10% revenue growth and outperformed the industry across most of our main markets.
We have rolled out our double malt innovation concept across more than 12 brands in ten markets, which contributed revenue of over 450 million USD this year, led by Brahma Duplo Malte in Brazil.
• Occasions Development: Our non-alcoholic beer portfolio delivered double-digit revenue growth driven by global brand extensions such as Budweiser Zero and Stella 0.0, and local launches such as Cass Zero in South Korea and Quilmes Zero in Argentina. We continue to invest in developing more occasions through liquid and pack innovations.
• Premiumization: We continue to lead the premium and super premium segment globally.
Our portfolio delivered over 20% revenue growth in FY21 and now represents approximately one third of our total revenue, a 200bps increase versus FY20. Our global brands led the way, delivering 23% revenue growth outside of their home markets, where they typically command a price premium.
• Beyond Beer: Our global Beyond Beer business grew by over 20%, contributing 1.6 billion USD of revenue in FY21. In the US, Cutwater grew by triple digits, and in South Africa, Brutal Fruit and Flying Fish grew by strong double digits. Our seltzer portfolio in the US continued to outpace the industry, growing 1.7x the segment.
20%
revenue growth of our premium and super premium portfolio
We continue to drive innovation across these five levers to meet evolving consumer and customer needs. In FY21, our innovations again contributed more than 5 billion USD, making up approximately 10% of our total revenues. Our rolling 36 months share of innovation increased in almost all of our key markets. Additionally, remain focused on embedding creativity and brand building capabilities into the core of our business and are honored to have been named the Creative Marketer of the Year by Cannes Lions.
AB InBev—Annual Report 2021    3

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Digitize and monetize our ecosystem
We have built a vibrant ecosystem with more than two billion consumers and six million customers, generating over ten million weekly transactions. In FY21, the monthly active user base (MAU) of our proprietary business-to-business platform, BEES, reached 2.5 million users with over 50% of our revenue now through digital platforms. Our omni-channel direct-to-consumer (DTC) ecosystem of fast-growing e-commerce platforms and 12,000+ brick and mortar retail stores generated nearly 1.5 billion USD in revenue, increasing over 35% versus FY20.
• Digitizing our relationships with our more than six million customers globally: In FY21, BEES captured approximately 20 billion USD in gross merchandise value (GMV) with over 78 million orders placed, a greater than 6x increase versus 2020 as usage, adoption and availability accelerated. BEES is now live in 16 markets with further expansion ahead in 2022.
• Leading the way in DTC solutions: Our DTC e-commerce platforms delivered 62% revenue growth in FY21 to reach over half a billion USD and delivered 66 million orders, more than double FY20. Zé Delivery and PerfectDraft continued
to expand rapidly, with our DTC solution now available in 300 cities in Brazil and more than ten countries in Latin America. PerfectDraft contributed over 170 million USD in revenue and expanded to 55% more households than in 2020.
• Unlocking value through new businesses: We continue to explore new ways to generate additional value from our existing assets and capabilities. EverGrain, our saved barley ingredients company, expects to complete construction on a new production facility in 2022 to meet the increasing demand for our nutritional grain ingredients which are already in protein shakes, barley milks and breads in the market today.
Optimize our business
To maximize value creation, we are focused on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. As a result of our business performance and strong cash flow generation, we reduced gross debt by nearly 10 billion USD to 88.8 billion USD as of 31 December 2021, leading to a net debt to EBITDA ratio of 3.96x. This ratio is now below 4.0x for the first time since the combination with SAB in 2016.
We maintained a strong liquidity position of approximately 22.2 billion USD, consisting of 10.1 billion USD available under our Sustainability-Linked Loan Revolving Credit Facility and 12.1 billion USD of cash. We redeemed most of our maturities due over the next five years, resulting in a weighted average maturity of our debt portfolio of greater than 16 years. Our bond portfolio has a very manageable weighted average pre-tax coupon rate of approximately 4% with 94% of the portfolio fixed rate. In addition, on 10 January 2022, we announced the redemption of a further 3.1 billion USD of bonds.
6 million
customers globally
10 billion USD
reduction of gross debt in 2021
AB InBev—Annual Report 2021    4

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Shared prosperity for our communities, for the planet and for our company
Our business cannot exist without farmers, clean water, healthy communities, strong suppliers, a diverse and inclusive workforce and thriving natural ecosystems. That mindset is the foundation of everything we do. ESG plays a key role in delivering on our company strategy and purpose. The appointment of Ezgi Barcenas as our dedicated Chief Sustainability Officer, reporting directly to the CEO, further reinforced our commitment to accelerate a broader ESG agenda. In 2021, we continued to make significant progress toward our ambitious 2025 Sustainability Goals. In Sustainable Agriculture, we worked directly with more than 22 000 farmers, of which 74% met our criteria for skilled; 65% for connected and 69% for financially empowered. In Water Stewardship, 83% of our sites located in high-stress areas have started implementation of solutions such as infrastructure improvements, ecosystem restoration and other nature-based solutions. In Circular Packaging, as of the end of 2021, 74.5% of our products were in packaging that was returnable* or made from majority recycled content.** For Climate Action, 81% of our purchased electricity volume has been contracted to transition to renewable electricity and, we announced our ambition to achieve net zero carbon across our value chain by 2040. As the COVID-19 pandemic continued to impact the world, the ability of our business and our people to leverage our scale and reach to support our communities has been truly impressive. Many of our efforts focused on donating medical supplies, increasing vaccine awareness and access, and supporting the hospitality sector.
Please refer to our 2021 ESG report for further details.
To a future with more cheers
Our performance in 2021 reinforces our confidence that our unique ecosystem can deliver consistent growth and long-term value creation. We were recognized by Fortune as the most admired beer company in the world.
As we look ahead, we are energized by our momentum and unique opportunities to lead category growth, by activating consumer demand as the on-trade continues to re-open and marquee events return.
Our people and our culture of ownership remain our greatest competitive advantages; we take this opportunity to express our gratitude and admiration for the commitment, dedication and engagement of our colleagues globally as we continue to Dream Big to Create a Future with More Cheers.
*Kegs and returnable glass bottles
**Average recycled content of cans portfolio is more than 50%
81.4%
of our purchased electricity volume has been contracted to transition to renewable electricity
AB InBev—Annual Report 2021    5

Exhibit 99.1
Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Key figures 2021
Performance Operations People
54.3 billion USD ~200 169,000
2021 revenue breweries colleagues 34% 581.7 million hl ~50 125 34% of our salaried workforce are women (+4% since 2017)2017)
2021 beer volumes operations in nearly nationalities 50 countries represented
19.2 billion USD
Brands
EBITDA
11.8% 313 58% Women 54% Women 42% Men 46% Men
organic EBITDA growth beer awards won at major international 2021 Global 2021 Global competitions in 2021 Management Management Business $2.88 Trainee class Administration class underlying EPS
AB InBev—Annual Report 2021    6

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Community support Sustainability Innovation
>3.5 million 13.91% >46k metric tons 5 billion USD
units of hand sanitizer donated decrease in water efficiency ratio since 2017 total packaging reduced from 2018-2021 revenue contribution from our innovations
>3.9 million 13.58% 50%+
masks donated reduction in emissions (Scope 1, 2 and 3) across of our global revenue is now digital our value chain since 2017 per hectoliter
>125 78 million
orders placed through our BEES platform vacci
nation facilities supported
GHG emissions by crop
Barley: 46.25% Entrepreneurship
Corn: 11.48% Wheat: 0.12%
28 Rice: 38.65% Sugar: 2.14%
Hops: 0.14% 6,000+ vaccination campaigns supported Cassava: 0.84%
Sorghum: 0.26%
Others: 0.11% small retailers trained through our Escuela Tienda Cerca in Peru
Agriculture represents 12.5% of our value chain emissions. It is part of Scope 3 within 35 start-ups our value chain, included in Category “Purchased Goods and Services. are in the third cohort of our 100+ Accelerator program
AB InBev—Annual Report 2021    7

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Our global purpose
In December, we announced our new global We are dreaming big to create a future with more purpose: We Dream Big to Create a Future cheers by: with More Cheers. • Advancing sustainability around the world As we welcomed new leadership, we reflected on • Driving category leadership and innovation to who we are, why we exist and where we are going meet customer and consumer needs as we continue to build on our 600-year heritage. • Leading the future growth of our industry, The first step on this journey was to define the reaching more consumers on more occasions role we want to play and where we want to go, with our best-in-class portfolio as people increasingly expect more from the
• Using data and technology to connect with our companies and brands they love. customers and consumers This refreshed purpose represents what our
• Connecting our farmers with resources company and our colleagues around the world • Making a positive and lasting impact in our local can make possible when we dream big. It communities around the globe in the moments enables us to unlock, harness and realign our that matter existing infrastructure and assets—to drive more innovation, more sustainability, more occasions • Empowering our 169,000 colleagues who are and more value for all. passionate owners and problem-solvers to lead We are always looking to serve up new ways to real change meet life’s moments, dream big to move our This is our path to a more sustainable, inclusive industry forward and make a meaningful impact and rewarding future. in the world. This purpose is our commitment to building a future that everyone can celebrate and everyone can share. We are confident that we will make a meaningful impact across our entire value chain, for all our customers, consumers and local communities, as well as our 169,000 colleagues.
Hear from our leaders and colleagues on our purpose
AB InBev—Annual Report 2021    8

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Our purpose manifesto
AB InBev always dreams big. It’s our culture and our heritage. But more than that, it’s our future. A future where we always look forward. Always serve up new ways to meet life’s moments.
A future where we keep dreaming bigger. To provide opportunities for our people.
Lift up our neighbors. “We dream And make a meaningful impact on the world. big to create
A future that everyone can celebrate. a future with And everyone can share in.
A future with more cheers. more cheers.”
AB InBev—Annual Report 2021    9

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Our strategy
To transform our business and create a future with more cheers, our strategy focuses on organic growth and leading the category. In developing a ten-year plan, we have identified the following areas for focus:
The beer category
Our beer portfolio and footprint are like no other— Given these opportunities, we have evolved and we sell one out of every four beers in the world simplified our strategy into three pillars: and account for a third of the global beer profit pool. Beer will continue to be our core business 1 Lead and grow the category and represents a sizable opportunity for us and Our biggest opportunity is in the beer category, our ecosystem. Beer is a growing and profitable which is inclusive, natural and local. The beer Euromonitor. It has been growing in volume and category, and we can grow it and expand it with category is inclusive—it is enjoyed by everyone, share of throat in the last five years across key our global footprint, unique capabilities and across geographies and socioeconomic groups. markets including Africa, Latin America and Asia. operational expertise.
Beer is made with simple ingredients brewed Premium beer is growing almost twice as fast Beyond Beer naturally. It is fundamentally local. It is made from as premium spirits over the last few years, and local ingredients grown by local farmers, and it beer is better positioned to further benefit from We are innovating, bringing new liquids that is often a major part of local communities and premiumization. Euromonitor projects that beer capture new occasions and driving incremental economies. will grow and gain share of value and volume over growth to our current business. the next five years due to beer’s runway to further 3 1
Beer is loved, resilient and reliable. premiumize as well as expected population and
New businesses All over the world, people are passionate Optimize Lead and per-capita consumption growth in key beer Our Grow the about their favorite beer brands. The COVID- markets. With our footprint and ecosystem, we are We can harness the power of our existing Business Category 19 pandemic reinforced this truth as people well positioned to grow, accelerate and expand platforms and ecosystem to help solve problems continued to remain loyal to their favorite brands. the category. and to reimagine what a beer company can be.
In fact, our beer revenue in 2021 has outperformed 2 Within the technology space, platforms such We want to move from being category pre-pandemic levels. as our business-to-business BEES platform, leaders to leading category growth. Digitize and direct-to-consumer e-commerce solutions and Beer is big and profitable. Monetize Our fintech services compound the value of our core These simple words signal a very powerful shift in Ecosystem Beer is the largest single category within mindset and behaviors within our company—from business. In the emerging biotech field, we can consumer-packaged goods (CPG) and is the leverage our core brewing and fermentation inorganic to organic growth and from an internal number one driver of CPG growth, according to view to a consumer-first mindset. capabilities in new and exciting ways.
AB InBev—Annual Report 2021    10

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future




RAHM
DUPLO
MALTE

2 Billion

consumers on our digital platforms

To execute on this new strategy, we have evolved our Category Expansion Model.

We have been using our Market Maturity Model for several years to help us understand how our consumers and the category evolve as markets mature. Over the last five years, we have been refining and evolving that model, leveraging all of the data flowing through our vast ecosystem. As a result, we are evolving to a consumer-first, data-driven Category Expansion Model.

This model focuses on five proven, scalable levers that position us to expand the category.

Inclusivity

Our portfolio of inclusive brands increased revenue double digits. Through scaling the launches of our local crop brands, such as Nuestra Siembra in Ecuador and Golden in Peru, and focusing on inclusive pack and product innovations, we are making the beer category more accessible for all consumers, particularly in emerging and developing markets.

Core Superiority

We are strengthening our core portfolio by improving our products and packaging and democratizing access to premium benefits for the category. For example, we have rolled out our double malt innovation concept across more than 12 brands in ten markets including Brahma Duplo Malte in Brazil, Castle Double Malt in South Africa and Club Colombia Doble Malta in Colombia.

Occasions Development

We are reaching beyond traditional beer occasions, such as sports, to in-home and meals. Our non-alcoholic beer portfolio delivered double-digit revenue growth driven by global brand extensions such as Budweiser Zero and Stella 0.0, and local launches such as Cass Zero in South Korea and Quilmes Zero in Argentina.

Premiumization

We continue to lead the premium and super premium segment globally. We are providing consumers an opportunity to trade up through a market-leading portfolio of premium and super premium brands that can address nuanced and diverse needs in these occasions. One of our opportunities within premium is the continued international expansion of Michelob ULTRA, building on its success pioneering low carb, low-calorie beer in the US.

Beyond Beer

We are playing a critical role in expanding the category by addressing new and incremental consumer occasions. We are growing our Beyond Beer business with brands like Cutwater in the US, Brutal Fruit and Flying Fish in South Africa, Beats in Brazil and Mike's Hard Lemonade in Europe and Latin America.

2 Digitize and monetize our ecosystem

The second pillar of our strategy focuses on unlocking value from our existing assets and expanding our addressable market through the digitization and monetization of our ecosystem. We have built an ecosystem with approximately 200 breweries—an unmatched distribution route to market that enables us to reach two billion consumers and six million customers, and generates ten million weekly transactions.

New technology capabilities have unlocked multiple ways for us to create value from this ecosystem. We now have a portfolio of new businesses and products that aim to solve customer and consumer pain points, with the potential to create significant value for our ecosystem. We believe their success will significantly strengthen our beer business. These technology innovations are positioned to have an impact on our business and on the category globally.

We are focusing on three areas in this space:

- Our business-to-business software and fintech services, such as BEES
- Our direct-to-consumer e-commerce solutions, including Zé Delivery and PerfectDraft
- Biotech initiatives that use our expertise in scaled fermentation to create sustainable food production

AB InBev - Annual Report 2021 | 11

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

The future is here and we are leading it.

To execute on our new strategic opportunities, we have simplified the way we manage our business, grouping our footprint into four clusters based on similar macroeconomic and consumer trends. This simplified framework makes it easier to create and share repeatable learnings, use our global scale and make better resource allocation decisions.

We will prioritize:

Developing markets that are seeing fast population, economic and per capita consumption growth across all segments, and, as a result, will represent a sizable amount of growth in global beer revenue in the future. Our goal in these markets is to premiumize the category and expand it through the development of new occasions such as in-home.



China, because of its size and unique operating environment, is its own priority. The growth of middle and upper economic classes is unparalleled, and in the next ten years this part of the population should grow faster than in the last decade. We expect it to play a key role for us as we continue to premiumize in the future.

Developed markets where people are typically wealthier and older, and where consumer trends are constantly evolving, require an innovative approach in the market and expansion into new, incremental segments such as Beyond Beer.

Emerging markets, which represent a sizable population that is growing fast, even though these markets may have lower disposable income relative to the others. As a result, they will be a significant opportunity for beer in the long term. We want to make the category as inclusive as possible and ensure that we have superior offerings.


DILLY DILLY
Corona Extra

3 Optimize our business

Disciplined resource allocation is essential to optimize the growth potential of our business. We have built a unique global ecosystem with our iconic brands. In terms of both profitability and cash conversion, we are best-in-class among our fast-moving consumer goods peers, with an EBITDA margin of around 35% and operating cash flow as a percentage of revenue of nearly 27%. We must allocate resources to drive growth and profitability.

Some examples include shifting resources in the US from our mainstream business to our premium and Beyond Beer portfolios, investing ahead of the industry in premiumizing the beer category in China and investing in increasing scale in markets like Nigeria and Mozambique.

To position our business for the future, we will continue to devote resources for new businesses. These are longer-term investments that extract new value from our ecosystem. They include initiatives such as our digital transformation with the BEES platform, and the emerging biotech platforms EverGrain and BioBrew.

Robust risk management

We have taken steps to de-risk and de-lever our balance sheet. Over the past 18 months, we have paid down more than 22 billion USD of debt and redeemed almost all of our maturities over the next five years. With these actions, our current liquidity is sufficient to cover all of our maturities in aggregate through 2027. Additionally, we have no financial covenants on any of our debt.

Efficient capital structure

To maximize long-term value creation, we aim to balance our capital allocation. While we continue driving consistent profitable growth through investing in the organic growth of our business, we will balance our leverage, return of cash to shareholders and selective mergers and acquisitions to further enhance value creation.

We are energized about the future with our simple strategy and its three pillars: lead and grow the beer category, digitize and monetize our ecosystem and optimize our business.

As we implement our purpose and strategy, we believe our culture of ownership is one of our greatest competitive advantages that will help us unlock the value of our unique platform to create a future with more cheers.

AB InBev - Annual Report 2021 | 12

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Who we are and what we brew

We dream big to create a future with more cheers.

Our history is extraordinary, and our heritage was built by people who were resilient in the face of challenging times and focused on making our world better today and for future generations. We are building on that legacy for the next leg of the journey.

Our culture of ownership defines who we are and what we do. It is how we build strong teams and deliver excellent results. It is critical that we foster a culture where everyone feels included and empowered, and where ideas are welcome from everyone.

Our Dream-People-Culture platform outlines our Ten Principles.

Learn about our 10 Principles >



Dream

1. We dream big. We are building a profitable growth company.

People

2. Our greatest strength is our people. Great people grow at the pace of their talent and are rewarded accordingly. Great people deliver and transform.
3. We recruit, develop and retain people who can be better than ourselves. We are measured by the quality and diversity of our teams.

Culture

4. We are a company of owners. Owners take results personally and lead by example.
5. We are never completely satisfied with our results. We embrace change, take smart risks and learn from our mistakes.
6. The consumer is our boss. We go where consumers go, because that is where growth is.
7. We strive to be the best at serving and partnering with our customers, who are the gateway to our consumers.
8. We believe in common sense and simplicity. We operate with excellence and efficiency in all we do, always having our customers and consumers in mind.
9. We manage our costs tightly to free up resources that will support profitable top-line growth.
10. We never take shortcuts. Integrity, hard work, quality and responsibility are key to building our company and our reputation.



Learn more about our beer education programs

We have a passion for beer that is at the heart of everything we do.

The quality of our brands and the deep understanding of the needs of our consumers help us drive superior product experiences. Our passion for beer focuses on three components.

- **Growing our quality culture:** Quality is at the heart of everything we do. We have an industry-leading global brewmaster program and education programs such as the Academia da Cerveja in Brazil, the Beer Academy in Russia and Peru and the Facultad de la Cerveza in Bolivia. We are guided by our Ten Brewing Principles and offer beer education programs to equip our colleagues around the world to be brand and category ambassadors. For instance, this year we launched our HOPPY beer culture education platform (hoppy.ab-inbev.com) in China and Italy, doubling its user base to over 10,000.
- **Driving brand superiority:** We strive to win the hearts of consumers with the best products and the highest-quality ingredients. For example, in our Stella Artois Draught Masters competition in Belgium and Italy, bartenders competed to serve the perfect Stella Artois using a specific nine-step pouring ritual.
- **Elevating our company reputation:** We infuse our unique passion for beer in our communications. For example, we use tapintoyourbeer.com to offer transparency to our consumers about our products in a simple, factual format. We also launched a home brewing TV series that features our brewmasters, breweries and beers—now streaming on Amazon Prime UK.

Learn about our Ten Brewing Principles


CASTLE

AB InBev - Annual Report 2021 | 13

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

313

beer awards won: 96 bronze, 110 silver and 107 gold medals at major international competitions in 2021



We are building a more resilient and sustainable supply chain.

We have been transforming our supply chain from seed to sip. In 2021, we combined our Supply and Procurement functions to create one interconnected and streamlined Global Supply Team led by Peter Kraemer, Chief Supply Officer. This year the new team worked through supply chain challenges, overdelivering committed volumes and improving our packaging efficiencies by 3% (Gross Line Yield) and productivity by 12%. Despite headwinds coming from commodities, labor and logistics challenges, our supply chain remained resilient.

We are creating the supply chain of the future.

By innovating through discovery, development and the scaling of technology, we are able to deliver fresh beer to markets across the world while keeping sustainability as a top priority. For instance, we have implemented planning tools to provide visibility across the full supply chain from supplier to customer. This gives us the ability to react to the many challenges of the COVID-19 pandemic and manage our revenue while supporting the more than six million pubs, restaurants and family-run retailers that sell and serve our products.

To better meet our consumer needs and demand, we established a supply security routine to connect different sales scenarios with available materials and the level of inventories by pack. Additionally, we are using artificial intelligence (AI) to perform critical tasks and to train our colleagues through our partnership with DeepHow, an AI-powered training platform for manufacturers and field-service teams.

Our Global Innovation and Technology Center (GITEC) team also helped to bring innovations to market at improved speed and scale this year, with an average of four months from ideation to launch, an 18% reduction compared to 2020. An example of this is Flying Fish Seltzer in South Africa, which took only 75 days from ideation to launch.

We are innovating to make progress on our sustainability journey.

Our 2025 Sustainability Goals aim to drive progress across our supply chain, and we are making progress locally in communities across our zones. From our brewing process to our packaging and more, we are innovating across our supply chain to make an impact.

For example, in September our Ambev team in Brazil announced that its first large brewery, Ponta Grossa, and its first malting site, Passo Fundo, became carbon neutral. Located in the South region of Brazil, the brewery and the malting site have, collectively, reduced approximately 9,700 tons of carbon dioxide (CO_2) annually since 2018. Carbon neutrality refers to scope 1 and 2 emissions only and includes the compensation of emissions.

Read more about Ambev's announcement >

Since packaging makes up the largest part of our carbon footprint, we are innovating across our packaging to reduce our emissions. For instance, in the UK our Budweiser Brewing Group piloted an ultra-low-carbon Budweiser can, which represents our lowest carbon footprint can ever produced in Europe. This year, our GITEC team developed a game-changing glass innovation by creating the world's lightest longneck glass beer bottle for commercial production. We are now exploring how to roll out the new bottle and further decrease our carbon footprint—the lightweight glass bottles cut CO_2 emissions by an estimated 17% per bottle. Additionally, this year Corona became the first global beverage brand with a net zero plastic footprint globally.

We are partnering with start-ups to help build a more resilient and sustainable supply chain.

Alongside our Beer Garage team, the Good Company, a venture capital firm investing in Israeli start-ups, and our partners, we launched our first-ever Sustainable Supply Chain Challenge. Six start-ups from around the world took to the virtual stage to demonstrate how their solutions to build a more resilient and sustainable supply chain can become a reality. A finalist from the program, Mi Terro, a company that upcycles and engineers agricultural waste into a plastic alternative biomaterial, was chosen to be part of the third cohort of our 100+ Accelerator, a program focused on identifying and scaling breakthrough innovations in sustainability.



AB InBev - Annual Report 2021 | 14

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

From seed to sip

Creating value in our supply chain



Farmers

We value our relationships with our farmers, who provide natural ingredients for our products. Our mutual collaboration is a key element to creating a sustainable supply of high-quality ingredients that our products demand. That is why we invest in programs such as SmartBarley, our flagship agricultural development program, which is led by our agronomists to help growers improve their profitability and contributes toward our 2025 Sustainability Goals.

Communities

We are an integral part of the communities where we live and work. We strive to make a positive and lasting impact in our communities, advancing initiatives in areas such as sustainability, financial inclusion, COVID-19 vaccinations, Smart Drinking and road safety, often through partnerships.

Distributors

Our distributors ensure our products are available where consumers want them. We are seeking to optimize our operations for greater efficiency in a way that is in line with our 2025 Sustainability Goals.

Brewers & manufacturers

We have operations in nearly 50 countries, consisting of approximately 200 breweries and 40 verticalized operations including hop farms and barley malting facilities. Our brewers and manufacturers use their knowledge, expertise and innovation to transform ingredients and raw materials into a product that consumers love by brewing, bottling, packaging and developing our products.

Customers

Millions of retail customers play a critical role for our business as an important point of connection with our consumers. We partner with retailers, bar owners and wholesalers to bring our beers to our consumers, while supporting their business growth, striving to provide best-in-class service as well as pursuing extraordinary execution of our brands on- and off-premise.

Consumers

In the last step, but perhaps the most important of all, consumers enjoy our beer. We are always looking to serve up new ways to meet life's moments, and we connect with our consumers by offering meaningful brand experiences, in a responsible way.

AB InBev - Annual Report 2021 15

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
EMEA
Where we operate of 15% global AB InBev volume
We have a diverse geographic footprint spanning nearly 50 15% of AB InBev revenue countries worldwide. Our portfolio of more than 500 iconic global 13% and local brands represents one in every four beers sold. of Normalized EBITDA
North America APAC
of 15% global AB InBev volume of 18% gl
obal AB InBev volume of 13% AB InBev revenue of 31% AB InBev revenue of 11% Normalized EBIT
DA of 30% Normalized EBITDA
Middle America
South America
of 24% global AB InBev volume
27% of global AB InBev volume of 24% AB InBev revenue of 18% AB InBev revenue of 30% Normalized EBITDA of 15% Normalized EBITDA
AB InBev—Annual Report 2021    16 *Percentages are based on share of AB InBev worldwide excluding global export and holding companies.

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
2021 in review
Our Performance
In 2021, we continued to meet the moment and built on our momentum to deliver a great year as we look toward the future.
We grew top-line by 15.6%, comprised of a Our performance in 2021 reinforces our mix of 9.6% volume and 5.5% revenue per hl confidence that our unique ecosystem can growth, driven by premiumization and revenue deliver consistent growth and long-term value management initiatives. EBITDA grew 11.8%, at the creation. As we look ahead, we are energized top-end of our 2021 outlook, as top-line growth by our momentum and unique opportunities to was partially offset by anticipated transaction lead category growth, by activating consumer FX and commodity headwinds, higher SG&A demand as the on-trade continues to re-open due primarily to higher variable compensation and marquee events return. accruals and elevated supply chain costs. We Our people and our culture of ownership remain delivered another year of strong cash flow our greatest competitive advantages; we take generation, resulting in almost 10 billion USD of this opportunity to express our gratitude and gross debt reduction. admiration for the commitment, dedication and Compared to pre-pandemic levels, we grew engagement of our colleagues globally as we topline by more than 10% and nearly recovered continue to Dream Big to Create a Future with EBITDA on an organic basis. More Cheers.
AB InBev—Annual Report 2021    17

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Global highlights

We are building on our momentum and creating a future with more cheers.

JANUARY

Launched **EverGrain**, a sustainable ingredient company using a circular process that is revolutionizing the use of barley to deliver highly nutritious, great-tasting, barley-based protein and fiber ingredients to the world.





FEBRUARY

Reinforcing our commitment to sustainability, we announced a **10.1 billion USD sustainability-linked loan revolving credit facility**—the first of its kind among publicly listed companies in the alcohol beverage industry.

MARCH

Corona became the first global beverage brand to roll out six-pack cartons made using **barley straw** left over from the barley harvest.

Expanded our seltzer portfolio globally with the launch of **Michelob ULTRA Seltzer** in Mexico, establishing leadership in the nascent, but fast-growing segment.



APRIL

Our **100+ Accelerator** welcomed the Coca-Cola Company, Colgate-Palmolive Company and Unilever as new partners to jointly fund and pilot sustainable innovation in supply chains.

MAY

Together with **UNITAR** and social marketing expert Professor Jeff French, we created a toolkit, "Designing and Implementing Campaigns in Support of Vaccination Efforts to Prevent and Reduce the Spread of COVID-19," to help private companies and governments drive vaccination and education efforts.






TIENDA CERCA

JUNE

Celebrated winning a total of 40 **Cannes Lions Awards**, including four wins related to Smart Drinking campaigns and the "Tienda Cerca" campaign, which won a prestigious Grand Prix Cannes Lions Award in the Innovation Lions category—the first ever for our in-house creative agency, **draftLine**.

Invited **Georgetown University's Business for Impact** to examine our smart drinking goals and programs. The analysis resulted in a case study that affirmed how we have been and continue to be an industry leader toward reducing the harmful use of alcohol.

Opened our 10,000th **Modelorama store**, located in Nuevo Leon, Mexico.

Expanded our **BEES products** with BEES Force and BEES Deliver, empowering the frontlines, including delivery and operations crews, with new technology. This followed the launch of BEES Partner services, which tracks sales performance and unpacks new customer behaviors.

AB InBev - Annual Report 2021 | 18

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future



JULY

Michel Doukeris assumed the role of Chief Executive Officer of Anheuser-Busch InBev, succeeding Carlos Brito, who stepped down after 15 years as CEO.

Expanded our **direct-to-consumer courier platform** to ten markets across Latin America.

Expanded our winning double malt concept to ten new markets this year, including the launch of **Castle Double Malt** in South Africa in July.



AUGUST

Ezgi Barcenas began her tenure as our **Chief Sustainability Officer**, reporting to the CEO, reflecting our commitment to further accelerate our environmental, social and governance (ESG) agenda.

SEPTEMBER

Celebrated our recognition as one of only **37 Global Compact LEAD companies** for our ongoing commitment to the UN Global Compact, its Ten Principles for responsible business and the related Sustainable Development Goals.

Launched **the third cohort of our 100+ Accelerator**, announcing 36 start-ups that will implement their innovative solutions in over 20 countries around the world.

Michel Doukeris, our CEO, alongside Nikhil Seth from the United Nations Institute for Training and Research (UNITAR), unveiled the latest feature of our Road Safety Toolkit—**a Virtual Immersive Experience**—to provide a more hands-on and better learning experience.

Celebrated **Global Smart Drinking Week** across all of our zones to recognize the importance of our efforts across our company and our brands, and the wellness of people around the world.

Continued the growth of our no- and low-alcohol portfolio globally with the expansion of **Budweiser Zero** to ten new markets and of **Stella 0.0** to five new markets, including its launch in the US in September.





OCTOBER

Together with UNITAR, we launched a **Social Norms Toolkit** to support governments and non-governmental organizations (NGOs) around the world by sharing tools and best practices to influence behaviors.

NOVEMBER

Celebrated being part of the **CDP's (formerly the Carbon Disclosure Project)** disclosure in 2021 by providing our environmental data, recognizing that transparency is essential to tracking and accelerating our progress toward our 2025 Sustainability Goals.

Launched **Budweiser's first ever Non-Fungible Token (NFT)** collection with 1,936 unique digital cans, which sold out in less than an hour after launch. The total number of digital cans represents the year 1936, when the first Budweiser can was created. Each Budweiser Heritage Collection token is a one-of-a-kind digital asset generated using designs from throughout Budweiser's renowned history.

New global purpose

DECEMBER

Introduced our **new global purpose** and strategy to our investors and the press at our 2021 Investor Seminar.

Announced our ambition to achieve **net zero** across our value chain by 2040.

Fulfilled **67 million online orders** in 2021, more than double that in 2020, through our direct-to-consumer platform.

AB InBev - Annual Report 2021 | 19

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Zone highlights
North America
Highlights Zone performance
• Announced Anheuser-Busch’s plan to invest • Registered triple-digit growth of Cutwater in 0 more than 1 billion USD in its facilities over the 2021, and expanded NUTRL, the number one 107. million hl next two years to drive economic prosperity in vodka soda brand in Canada, to the US to communities across the US. respond to consumer desire for spirit-based Volume
• Welcomed Brendan Whitworth to the role of Zone seltzer.
President North America and Chief Executive • Introduced Stella Artois 0.0 in the US and
Officer of Anheuser-Busch, succeeding Michel launched Corona Sunbrew 0.0%, the world’s first 16.3 billion USD Doukeris. non-alcoholic beer with vitamin D, in Canada.
• Teamed up with the White House for the Revenue #GrabABeer campaign in the US, offering our biggest beer giveaway ever to give eligible adults another reason to get their vaccines. 6.1 billion USD
• Maintained Michelob ULTRA’s position as the second largest brand in the US by volume and EBITDA retail sales, according to IRI.
Our key brands
Zone headquarter
s: St. Louis, Missouri
AB InBev—Annual Report 2021    20

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Middle America

Highlights

- Launched Modelo Pura Malta and expanded the Beyond Beer segment in Mexico through innovations such as Michelob ULTRA Hard Seltzer and Corona Agua Rifada. We also launched the next phase of our OXXO rollout, expanding to approximately 3,400 additional stores by January 2022.
- Announced Grupo Modelo's investment of 154 million USD to expand its glass factory in Tierra Blanca, Veracruz, in the southeast region of Mexico.
- Launched Cerveza Nativa, Bavaria's first beer made from cassava produced by Colombian farmers.
- Saw growth across all segments of our portfolio in Colombia, with 2021 marking the highest per capita consumption in the country in the last 25 years.
- Launched Beck's and expanded Corona and Stella Artois in Ecuador.
- Fulfilled Grupo Modelo's fourth investment in Mexican hospitals during the pandemic as part of the award-winning #PorNuestroMéxico movement. The investment helped equip and support a medical unit at La Pastora Hospital in Mexico City to care for patients with COVID-19.

Our key brands



Corona
Modelo
AGUILA
POKER



AGUILA
AGUILA

Zone performance

141.4 million hl

Volume

12.5 billion USD

Revenue

6.1 billion USD

EBITDA



Zone headquarters: Mexico City, Mexico

AB InBev - Annual Report 2021 | 21

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
South America
Highlights Zone performance
• Innovated to drive growth with Brahma Duplo
Malte and strengthened brand equity with 156.6 million hl brands like Skol, Corona, Original and Beck’s.
• Launched Spaten and Hoegaarden 0,0 in Brazil, Volume and Patagonia Sendero Sur in Argentina, the first organic beer in the country (certified by
Argencert). 9.5 billion USD
• Set up a COVID-19 vaccination site in Argentina, Revenue administering up to 1,000 vaccines a day to support recovery efforts.
• Created Future Beverages, Ambev’s new Business 3.1
Unit in Brazil dedicated to alcoholic beverages billion USD that are different from beer. Daniela Cachich was appointed as BU President, reporting directly to EBITDA
Zone President Jean Jereissati.
Our key brands
Zone headquarters: São Paulo, Brazil
AB InBev—Annual Report 2021    22

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
APAC
Highlights Zone performance
• Celebrated Budweiser China’s recognition as • Announced our first carbon-neutral brewery
“Excellent Beverage Supplier 2020” by the China globally in Wuhan, China. Carbon neutrality refers 88.4 million hl Culture & Entertainment Industry Association to scope 1 and 2 emissions only and includes the (CCEA) for its work with local governments to compensation of emissions. Volume support the economy and industry during the pandemic.
• Expanded our business-to-business platform BEES 6.8 billion USD to China, and launched Corona Fresca Sea Salt
& Guava in the country, a flavored beer with no artificial ingredients. Revenue
• Saw continued success of our innovations, the “All New Cass” and our new classic lager HANMAC in South Korea, and piloted Budweiser Beats, the 2.3 billion USD brand’s first non-alcoholic energy drink, in India.
• Announced BUD APAC’s successful signing of a EBITDA total of 500 million USD Sustainability-Linked Loan Revolving Credit Facilities (Green Financing Loan), one of the largest of this kind among publicly listed consumer goods companies in Asia Pacific.
Our key brands
Zone headquarters: Shanghai
AB InBev—Annual Report 2021    23

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

EMEA

Europe highlights

- Launched a campaign in Belgium and UK to support on-trade recovery. We committed to tipping 1 GBP to staff behind the bar for every pint of Stella Artois served, ultimately tipping more than 500,000 GBP to 20,000 bar staff across the country. For each Leffe beer sold in Belgium, Leffe offered a tip of one euro to the Horeca staff.
- Celebrated Beck's Unfiltered becoming the number one innovation in Germany, and launched Victoria in three markets. Extended no-alcohol portfolio through Corona Cero and Leffe Ruby 0.0.
- Enhanced parental leave policy for European colleagues, with extended weeks for primary and secondary caregivers and more flexible work schedules in returning to work. Primary caregivers will see paid leave increase from 16 to 26 weeks. Paid leave for secondary caregivers will increase from two to four weeks.
- Announced the ambition to achieve net zero operations in five major breweries by 2028, including Magor and Samlesbury breweries in the UK, and Leuven, Jupille and Bremen breweries in Belgium and Germany. Budweiser Brewing Group UK announced the first large-scale green hydrogen generation system at a brewery.
- Released Bud Light's wearable beer packs, which are boxes that consumers can wear on their heads, featuring the faces of players from England's national football team, as its official beer sponsor during the delayed Euro 2020 tournament.

Our key brands





Africa highlights

- Grew our global brands Corona and Stella and our core brand Carling Black Label, while accelerating in the Beyond Beer segment with Brutal Fruit and Flying Fish.
- Debuted a new, refreshed look for Mosi Premium Lager, inspired by the vast green lands of Zambia.
- Opened a new 180 million USD brewery in Mozambique to help create jobs and stimulate the local economy.
- Announced a R2 billion capital investment in South African Breweries' (SAB) operations, including upgrades to operating facilities, installation of new equipment at selected plants, product innovations and other necessary operating systems.
- Announced that SAB Zenzele Kabili has been listed on the B-BBEE segment of the Johannesburg Stock Exchange.
- Partnered with local municipalities to implement Alcohol Evidence Centres (AECs) to help advance road safety, rolling out to ten new centers across South Africa after a successful pilot program.

Our key brands



Zone performance

86.7 million hl

Volume

8.0 billion USD

Revenue

2.6 billion USD

EBITDA


Zone headquarters:
Leuven, Belgium
Zone headquarters:
Johannesburg, South Africa

AB InBev - Annual Report 2021 | 24

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Lead and grow the category
Our biggest opportunity is in the beer category, which is inclusive, natural and local. We want to move from being the category leader to leading category growth.
3 1
Optimize Lead and Our Grow the Business Category
2
igitize and Monetize Our Ecosystem
AB InBev—Annual Report 2021    25

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Lead, premiumize and grow the beer category
We are investing in our global leadership position in the beer category through premiumization, driving organic growth and portfolio optimization. We are reaching more consumers on more occasions with our best-in-class portfolio of global, international, and craft and specialty premium brands across all markets, including Budweiser, Stella Artois, Corona and Michelob ULTRA.
Our global brands are leading the way.
Our global brands—Budweiser, Stella Artois and Corona—delivered 22.9% revenue growth in 2021, outside their home markets, where they typically command a price premium.
We are expanding beer brands into new markets.
To bring more tastes to more consumers, we are innovating and expanding our brands into new markets around the world. We seeded Michelob ULTRA, our premium, low-carb, low-calorie beer, in ten markets. The Corona brand family expanded with Corona Fresca Sea Salt & Guava in China, a flavored beer with no artificial ingredients. In Canada, we launched Corona Sunbrew 0.0%—the world’s first non-alcoholic beer with vitamin D. We also enhanced our non-alcoholic portfolio by expanding Budweiser Zero to more than ten markets, introducing Stella Artois 0.0 in the US and launching Hoegaarden 0.0 in Brazil and China. In Europe, we extended our portfolio through Corona Cero and Leffe Ruby 0.0., while Beck’s Unfiltered became the number one innovation in Germany.
Our double malt concept continues to grow with the launch of Castle Double Malt in South Africa and expansion to ten additional countries. The first double malt beer from South Africa combines two carefully selected South African malts and is produced at South African Breweries’ very own local malting plants. We also launched Safari Double Malt in Africa and Modelo Pura Malta in the Middle America Zone.
We brought Hoegaarden and Kona to Brazil. In Argentina, we launched Patagonia Sendero Sur, the first organic beer in the country certified by Argencert. Sales of the limited-edition brew supported the preservation of the Parque Municipal Llao Llao and the Parque Nacional Nahuel Huapi, public parks in San Carlos de Bariloche. Additionally, our beloved craft beer brand Goose Island continued to broaden its footprint, launching in Brazil and the UK in 2021, and launched Victoria in three new markets in Europe.
5+ billion USD
in revenue contributed from innovations in 2021
AB InBev—Annual Report 2021    26

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future



Budweiser is at the center of culture.

We connected with consumers in 2021 through key cultural moments, including sports, the reopening of bars and vaccination efforts. Campaigns with NBA star Giannis Antetokounmpo in Brazil, Nigeria, South Africa and the US, and global soccer legend Lionel Messi in Argentina, Colombia, Spain, the UK and South Africa ignited conversation on social media about the extraordinary dreams of real people.

Celebrating the reopening of bars in 2021, we launched the "Back to Live" campaign in Chile, Canada, Argentina, Colombia, Uruguay and Brazil. The campaign took place in over 1,000 points of consumption, and offered the first Budweiser for free with proof of vaccination. In the US, we helped raise awareness for COVID-19 vaccines by sitting out Budweiser's iconic Super Bowl airtime for the first time in 37 years and reallocating the media investment toward vaccination education.



Watch the Lionel Messi "If It Wasn't for Leo" film

Corona is a sustainability champion.

In March, Corona launched the first 100% circular six-pack in the beer industry made with repurposed barley straw left over from the barley harvest. The brand pioneered a new technology that has the potential to transform the paper industry globally. On World Oceans Day, Corona became the first global beverage brand with a net zero plastic footprint globally, meaning that the brand is recovering more plastic from the environment than it releases into the world. To further build on Corona's ties to nature, this year Corona launched the top-performing Naturals campaign, proudly stating that it is made from the natural world with 100% natural ingredients. Local campaigns were run in the UK, Canada, Colombia, Brazil, Argentina, Ecuador and Paraguay.

See Corona's journey to net zero plastic

Learn about Corona's new barley straw packaging


Corona Extra
Corona Extra

See how we supported the hospitality industry in Europe


When pubs reopen, Stella Artois will tip £1 for every pint served
STELLA TIPS
£1 TIP
Join the movement & tip the bar staff
#StellaTips

Stella Artois is aiding the economic recovery.

As pubs and restaurants began to reopen around the world, Stella Artois helped the recovery. In the UK, the Stella Tips campaign committed to tipping 1 GBP to staff behind the bar for every pint of Stella Artois served, encouraging consumers to do the same and start a nationwide tipping movement. In the UK alone, we gave over 500,000 GBP in tips to more than 20,000 bar staff.

The Your Table Is Ready campaign in the US, Canada, Mexico, Argentina, the UK and Brazil helped drive consumers back to their local restaurants with the incentive of a free Stella Artois.

In Bogotá, Colombia, Stella Artois launched Frites Artois, a restaurant aimed at pairing the world's best international lager with the world's best frites. The location offers consumers an experience to celebrate life's moments while also supporting local farmers and businesses.

AB InBev - Annual Report 2021 | 27

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Grow in Beyond Beer
The Beyond Beer segment continues to be a growth driver in the industry. We are developing our business through a strong portfolio strategy focused on premiumization and category expansion. Our global Beyond Beer business grew by over 20%, contributing 1.6 billion USD in total revenue in 2021.
Our dream is to lead and shape the Flavored Alcoholic Beverages (FAB) category globally.
The FAB category aims to reach more consumers on more occasions. Outside of the US, we have developed a strong global brand in this category: Mike’s Hard Lemonade, whose net revenue has increased five times since 2019. Mike’s is now in more than 18 markets, including Colombia, Belgium, France, the Netherlands, China and the UK, with plans to expand in Europe, South America, Asia and Africa.
Using one of our global brands, we launched Corona Tropical in China and Colombia, and
Corona Agua Rifada in Mexico. Several local brands are also helping us lead in the FAB category, including Brutal Fruit in South Africa, which is now the leading FAB in the country, growing 96% versus 2020. Additionally, Beats, our high-energy FAB brand, is leading in Brazil and has grown 20% versus 2020.
Our seltzer portfolio is expanding to meet consumer demand.
We are taking a portfolio approach to seltzer leadership. We are using our global beer brands to help grow the Beyond Beer segment globally. For instance, Michelob ULTRA Hard Seltzer currently has 48% market share in Mexico, with plans to continue the expansion across the Middle America Zone. We also launched Bud Light Seltzer in the UK in April, following the brand’s success in the US.
In North America, we launched seasonal Bud Light Seltzer packs in the US, including a retro-themed summer pack, a flannel-themed fall pack and an ugly holiday sweater–themed winter pack with flavors such as blue raspberry, pumpkin spice and eggnog. We also expanded NUTRL, the number one vodka soda brand in Canada, to the US to respond to consumer desire for spirit-based seltzer. Our seltzer portfolio in the US continued to outpace the industry, growing 1.7x the segment according to our estimates.
1.6 billion USD
revenue of our Beyond Beer brands
AB InBev—Annual Report 2021    28

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future


mike's
WITH REAL LEMON JUICE & VODKA


ULTRA
ULTRA
ULTRA


NUTRL
PINEAPPLE

We are exploring innovative beverage offerings.

Ready-to-drink cocktails are the fastest-growing segment in the US alcohol industry, and we believe that the ready-to-drink category can give consumers access to bar-quality cocktails and expand to markets that show an appetite for premium cocktails. For instance, Cutwater, our canned, bar-quality cocktail line, continues to rapidly expand. Cutwater is now the leading ready-to-drink cocktail in the full-flavored cocktail space in the US, with triple-digit growth in 2021. We plan to expand Cutwater to additional markets in 2022 to meet the global demand for premium beverages.


CUTWATER
TEQUILA MARGARITA

We are also exploring additional beverages to bring even more offerings to our portfolio for more occasions. In 2021, we expanded Black Crown Gin & Tonic across South Africa, BABE in South Korea and Fuqi hard tea in China. We also invested in the ready-to-drink cocktail company Canteen Spirits, which features products including CANTEEN, a vodka-based canned cocktail; CANTINA, a tequila-based cocktail; and new CANTEEN Gin Spritz.

Non-alcoholic beverages are driving growth Beyond Beer.

We took important steps into the non-alcoholic beverages space. We are driving double-digit incremental growth for the company, answering to a wide range of consumer needs in categories such as refreshment, energy, hydration and socializing.

One of our biggest priorities and successes in 2021 is the Accessible Energy territory. Two new brands, Fury in Honduras and El Salvador and Rockstar in Argentina, are solving consumers' needs for an affordable daily energy boost option. Further exploring this space, we piloted Budweiser Beats, the brand's first non-alcoholic energy drink, in India. In Latin America, Fusion, a brand created in Brazil and launched last year in China, is building brand affinity with e-sports communities, drawing millions of views in partnership with the games Free Fire and League of Legends. Our efforts in e-sports also expanded to other categories, like malt. In Colombia, Pony Malta partnered with Free Fire to launch a new flavor inspired by the game, and created the biggest promotion in Pony Malta's history, with access to gift codes to redeem game-related prizes. Pony Malta also launched the first all-female e-sports team, SHE Gaming, to encourage more female representation.

We also expanded our strong partnership with Red Bull, adding China and South Africa to the map and fortifying our position in the fast-growing energy segment.

In Brazil, Guaraná Antarctica celebrated its 100th anniversary in 2021 through a campaign that centered on what it means to be Brazilian. The Guaraná team focused on highlighting creativity and boldness through an integrated channel strategy to strengthen communication and connect with adults. Guaraná was the most awarded Ambev brand at Cannes Lions in 2021.


100 ANOS
FEITO com o MELHOR do BRASIL

AB InBev - Annual Report 2021 | 29

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Digitize and monetize our ecosystem
New technology capabilities have unlocked new ways for us to create value from our ecosystem. With our 3 1 portfolio of new businesses and products that aim to solve Optimize Lead and customer and consumer pain points, we believe we have Our Grow the the potential to create significant value for our business. Business Category These technology innovations are positioned to enhance our 2 business and the category globally.
Digitize and
We are focusing on three areas in this space: Monetize Our
Ecosystem
• Our business-to-business software and fintech services, such as BEES
• Our direct-to-consumer e-commerce solutions, including Zé Delivery and PerfectDraft • Biotech initiatives that use our expertise in scaled fermentation to create sustainable food production
AB InBev—Annual Report 2021    30

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Connect with our customers, consumers and partners
We are creating new value from our ecosystem by harnessing the power of data and technology. We are empowering our more than six million customers and more than two billion consumers through industry-leading innovations in business-to-business and direct-to-consumer capabilities, as 50% of our global revenue is now digital.
As we use more data and technology, digital ethics plays a crucial role. With a strategic focus on further digitizing our business and the way we engage with stakeholders across our value chain, we have built a digital ethics program that goes beyond data protection compliance.
Learn more about our Ethics & Compliance approach in our ESG Report >
is inspiring growth and promoting digital inclusion to millions of small retailers.
Our proprietary business-to-business platform, BEES, is now live in 16 markets, including Argentina, Brazil, Colombia, the Dominican Republic, Ecuador, Mexico, Panama, Peru and the latest additions, China, South Africa and the US. Through the platform, customers can browse products, place orders, arrange deliveries, earn rewards, manage invoices and access business insights all in one place.
With more than 2.5 million monthly active users, BEES is demonstrating an accelerated growth trajectory, with over 20 billion USD in gross merchandise value (GMV), totaling 78 million orders placed in 2021. This rapid expansion has been supported by a state-of-the-art technology platform that we have been developing and investing behind for several years, which aims to enhance our relationship with customers who are our gateway to consumers around the world.
2.5 million
BEES monthly active users
BEES has two main commercial objectives:
1. Accelerate business profitable growth in our core
BEES allows for a 24/7 personalized communication channel with our customers to ensure commercial priorities are delivered with world-class execution and speed. We are enabling key innovations and AI-generated personalized recommendations that help customers place orders in a fast and convenient way.
Our commercial strategy, B2O (BEES-to-Offline), includes digital platforms to improve the sales experience for customers and consumers, including traceable consumer coupons and points-based customer incentives. In 2021, we issued more than two million digital coupons to over one million unique consumers, with a coupon conversion rate of over 84%. Our rewards program offers customers the opportunity to earn bonus points that are linked to consumer benefits. For example, in Brazil, BEES activated specific retailers through a soccer campaign for Brahma Duplo Malte, resulting in approximately 110,000 retailers participating over the course of one week, and growing volume by ten percentage points.
Our CEO, Michel Doukeris, met with BEES customers in the Dominican Republic in October
2. Unlock opportunities new and profitable business
We have been evolving the way we sell and promote products and build our brands across all of our BEES markets. For instance, we provide AI-generated recommendations for quantity and assortment personalized for each individual customer, helping them place their order in an easier and faster way. Today, more than 80% of BEES customers in Brazil use our AI-generated recommendations.
Additionally, BEES is unlocking adjacent business opportunities through its e-commerce marketplace. BEES Marketplace allows customers to purchase a variety of products manufactured by other suppliers through our platform. This allows customers to find their favorite products, all in one shopping experience.
AB InBev—Annual Report 2021    31

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
300
Zé Delivery is now available in more than 300 cities in Brazil.
Direct-to-consumer is transforming our business.
Our consumers are at the center of everything we do. We are developing direct-to-consumer channels to provide the best experience across all beverage occasions. Our direct-to-consumer portfolio is made up of our fast-growing e-commerce platforms along with approximately 12,000 brick-and-mortar retail stores to create an ecosystem that has generated nearly 1.5 billion USD in revenues in 2021.
During the COVID-19 lockdowns, our online channels saw significant growth. This year, our e-commerce platforms have fulfilled 66 million orders, representing sales growth of 62%. As online penetration of beer sales increases, our direct-to-consumer platform allows us to connect one-on-one with each consumer, gaining detailed insights. This enables us to personalize at scale, executing activations to drive higher consumer lifetime value.
As a company, we are uniquely positioned to develop a sustainable, long-term direct-to-consumer offering for three main reasons: • Our diverse portfolio of leading brands gives us a differentiated value proposition, raises awareness and drives consumer adoption.
• Our extensive logistics network, partnerships with millions of retailers and footprint of owned physical stores help to increase last-mile delivery efficiency, promote best-in-class service levels and ensure superior beer experiences.
• Our technology seamlessly connects these elements into a single ecosystem that enables us to rapidly expand to our direct-to-consumer platforms.
Expanding successful platforms
This year marked the five-year anniversary of Zé Delivery, a technology platform in Brazil that connects consumers with retailers to deliver cold beer straight to their doorsteps within 30 minutes. In 2021, Zé Delivery monthly orders grew to record levels, doubling the number of orders compared to 2020. Zé Delivery is now available in roughly 300 cities across Brazil.
As a result of Zé’s success, we are integrating all of our direct-to-consumer services into the same structure in different markets. This includes platforms such as Zé Delivery, Pit Stop, Chopp Brahma Express, ModeloramaNow, Empório da Cerveja, Sempre Em Casa and Coolers Autonomos. We now have courier platforms live in 35 cities across South and Central America.
As we expand our direct-to-consumer services into other countries, we are connecting with our physical store footprint. For example, in Mexico we are using our Modelorama stores to create an omnichannel experience via ModeloramaNow. Our PerfectDraft business in Europe had a successful year, surpassing 170 million USD in revenue in 2021. PerfectDraft is delivering a wide assortment of beers that consumers love with a pub-quality home draught experience. With more than 40 brands to explore and easy e-commerce ordering, the service seamlessly connects our breweries to beer lovers’ homes.
To make the delivery experience more sustainable, local and personal, Saveur Bière recently launched a new delivery service in Paris, France, that eliminates cardboard boxes and the need for shipping.
We are supporting our customers through digital and fintech solutions.
Z-Tech, our technology and innovation hub, is focused on offering digital solutions through investments, partnerships and in-house development of products to small- and medium-sized businesses, including restaurants and pubs who sell our products. In 2021, more than 270,000 small- and medium-sized businesses joined our digital platforms, and we expanded credit and payment pilots to South Africa and to countries in Europe.
Z-Tech’s proprietary fintech platform, Donus, is available in Brazil and has reached over 242,000 opened digital accounts. This year Donus started offering short- and long-term loans and has already extended approximately 23 million USD in credit to SMBs in Brazil. Donus also joined Pix, the Brazilian Central Bank instant payment system, allowing clients to make payments in real time. In Mexico, Z-Tech’s platform SíHay has offered digital payments solutions for more than 19,000 POCs and over 2.085 billion MXN (102.2 million USD) in credit through third parties.
In Brazil, Z-Tech is partnering with the start-up Lemon Energy to provide small retailers with convenient access to renewable energy and help reduce Scope 3 emissions generated at the point of sale. To date, Lemon Energy has helped more than 1,900 customers, saving them a total of nearly 100,000 BRL (18,200 USD) per month. This also helps to avoid 265 tons per month of carbon emissions, which is equivalent to planting 4,000 trees. We also continued to work with the Get In app to offer small- and medium-sized businesses access to digital tools, including digital menus and reservation management. More than 8,900 restaurants are now using the platform, with about one million people seated, more than 200,000 monthly active users and 484,000 digital menus used monthly in 2021.
In 2021, Z-Tech also made a new investment in Mercafacil, a customer relationship management (CRM) platform focused on increasing revenue for retailers through consumer behavior management and an online sales integrator. This new partnership has the potential to help small- and medium-sized businesses increase their revenues and manage consumer interactions in a more efficient way.
AB InBev—Annual Report 2021    32

Our company is positioned to play a critical role in this transformation. We have unique assets, capabilities and expertise that can make a meaningful contribution toward solving these extraordinary challenges. As a global company developed through local communities and infrastructure, we have created vibrant local ecosystems connecting farmers, supply footprints, production and distribution networks. We operate approximately 200 breweries and logistics systems in nearly 50 countries worldwide. We are the world’s leading consumer of malting barley, with more than 14,500 malting barley farmers in our direct supply chains from the US to Uganda. We are applying biotech advancements to our production capabilities to help address global food and sustainability challenges. We can scale these solutions to create value for our partners, shareholders and society. We are already developing two opportunities poised to contribute to both our company and the development of this biotech space: EverGrain and BioBrew. EverGrain We are the largest user of malting barley in the world, sourcing over three million metric tons of quality malting barley directly from 14,500 farmers The world is facing extraordinary challenges. A rapidly growing population is putting pressure on our food system, natural resources and environment. An unprecedented—and necessary—transformation in food production is underway, including a shift away from animals to plants as a source of protein. every year. In January 2021, we launched EverGrain, a sustainable ingredient company that is revolutionizing the use of leftover barley from our barley harvest to deliver highly nutritious, greattasting barley-based protein and fiber ingredients. Historically in the fermentation process, we only extracted carbohydrates from our barley, leaving behind nutrient-rich protein and fibers. Every year our approximately 200 breweries around the world produce 1.4 million tons of saved grain that contain nutritional value. This gives us a unique opportunity to upcycle our used barley. Through years of research and development, we have developed the proprietary technology behind EverGrain to extract the proteins and fibers from those saved grains to create high-quality, plantbased ingredients. Our ingredients are already in protein shakes, barley milks, breads and pastas, generating incremental revenues for our business. We are well positioned to meet increasing demand for these products. We have a pilot facility in Newark, New Jersey, and have invested in a St. Louis facility, which is expected to come online in 2022. BioBrew Based on population growth and modern consumption patterns, more food will be needed in the next 30 years than at any other point in human history. The application of biotechnology to food and beverage production presents an incredible opportunity over the next two decades, and the market for alternative fermented protein alone is estimated to reach 22 billion USD by 2035. At the very core of this opportunity sits a fundamental technology at the heart of our business—fermentation. We have developed specific knowledge, supporting infrastructure and new operational processes that have potentially wide-ranging applications in the emerging biotechnology space. To meet the growing global need for safe, sustainable animal-free protein, new players need to emerge to effectively scale these innovative bioproducts. That is why we launched BioBrew, a technology platform venture from our investment and innovation group, ZX Ventures. We are exploring opportunities to apply large-scale fermentation and processing expertise beyond beer. By partnering with precision fermentation specialists and using our collective fermentation assets, we are working to develop high-margin, value-added products. BioBrew will eventually operate as a biomanufacturing platform that produces fermentation-derived proteins as a service for its customers to help address the world’s need for alternatives to animal proteins. In early 2021, BioBrew announced a partnership with The Every Company™, a pioneer and leader in fermentationbased, alternative protein. The initiative will focus on unlocking scaled production of their innovative animal-free egg protein. We are meaningfully contributing to food production to meet increasing global food demand. With our scale, assets, capabilities, fermentation capacity and expertise, our dream is to make a meaningful contribution to help address this global food challenge. Scaling these solutions aims to create value for our company and our society. We are dreaming big in the biotech space to solve big problems, aiming to create more value and a future with more cheers. Unlock value from our global platform In 2021, we launched EverGrain during a ceremony in St. Louis AB InBev - Annual Report 2021 33 Letter to our shareholders Our purpose and strategy Who we are and what we brew Where we operate 2021 in review Lead and grow the catrgory Digitize and monetize our ecosystem Optimize out business Enable a sustainable and inclusive future Optimize our business

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Optimize our business
The third pillar of our new strategy focuses on optimizing value for our business through strategic investments. It focuses 3 1 on three main areas: disciplined resource allocation to drive Optimize Lead and growth, robust risk management Our Grow the
Business Category
and efficient capital structure.
2
Digitize and Monetize Our Ecosystem
AB InBev—Annual Report 2021    34

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Invest in our future while supporting the recovery

We are committed to driving a safe and strong post-pandemic economic recovery across our value chain. By investing in communities and infrastructure through capital expenditures, we are spurring growth while also supporting local economies and helping to create jobs.

5.5 billion USD

in total capital expenditures

7.3 billion USD

in sales and marketing


See the new Grupo Modelo factory

Our strategy places significant emphasis on innovation and finding a better way to make a difference across the value chain. To achieve this, we are investing in our infrastructure to modernize our manufacturing and production.

For example, this year Anheuser-Busch announced a plan to invest more than 1 billion USD over the next two years in its facilities to drive economic prosperity in communities across the US. We are fortifying our operations and strengthening connections to our consumers through investments in our Fort Collins brewery in Colorado, the launch of EverGrain in St. Louis and a solar panel investment at our Los Angeles brewery.

In Mexico, Grupo Modelo invested over 154 million USD to expand its Tierra Blanca bottle factory in Veracruz. This will create 300 jobs and is expected to expand production from 3.5 million bottles per day to 5.5 million. Ambev in Brazil announced the investment of approximately 154 million USD in a new factory in the state of Paraná to produce bottles made of recycled glass. The plant, which will operate with 100% renewable electricity, is expected to come online in 2025.

In Africa, we invested 180 million USD to open a new brewery for Cervejas de Moçambique (CDM) in Mozambique, employing more than 2,000 people during the construction phase and creating 200 permanent jobs. The new facility will be capable of producing 80,000 bottles per hour. Additionally, South African Breweries invested R2 billion across its South African operations to upgrade facilities and invest in new equipment. The investment will help boost the local economy as the country recovers from the effects of the COVID-19 pandemic.



In the UK, we announced a 117 GBP million investment into our two major UK breweries in South Wales and Lancashire to increase our capacity and efficiency. Part of the investment was used to create a new bottling line at our brewery in Magor, which will supply the nation with more beer brewed using 100% British barley and 100% renewable electricity.

Labatt is investing in its operations across Canada through a en dash 2019–2022 capital program that aims to help fuel the economic recovery. Investments are focused on innovation, facilities upgrades and expansions, and sustainability, including approximately 67 million CAD to sustainable practices such as reducing plastic use and water savings.

We will continue to optimize our capital allocation to fuel initiatives, create future growth for our company and seed innovation across our value chain.

AB InBev - Annual Report 2021 | 35

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Robust risk Efficient capital management structure
During the year, we continued to take steps to Deleveraging to a ratio of around 2.0x net debt proactively de-risk and de-lever our balance sheet. 3.96 X to normalized EBITDA remains our optimal capital We reduced our gross debt from 98.6 billion USD structure to deliver value creation. As a result as of December 31, 2020, to 88.8 billion USD as of the actions taken this year, we have made of December 31, 2021, while maintaining a strong net debt to EBITDA progress on our deleveraging path, reducing net liquidity position of approximately 22.2 billion USD, debt to EBITDA from 4.78x as of December 31, consisting of 10.1 billion USD available under our 10 billion USD 2020, to 3.96x as of December 31, 2021.
Sustainability-Linked Loan Revolving Credit Facility and 12.1 billion USD of cash.
We have redeemed the vast majority of our gross debt reduction maturities due over the next five years, resulting in a weighted average maturity of our debt portfolio ~22 billion USD of approximately 16 years. In addition, on January 10, 2022, we announced the redemption of a further 3.1 billion USD of bonds. total liquidity
Robust bond maturity risk management: profile debt reduction priority has created a well-distributed
11 000
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0
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AB InBev—Annual Report 2021    36

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Enable a sustainable and inclusive future
To us, a future with more cheers is shared prosperity, for our communities, for the planet and for our company. It is growth that is inclusive, value that is shared, and “wins” for the world that are truly worth celebrating. Sustainability is good business and is a foundational part of our company.
From building a resilient and agile value chain to solidifying our role as a trusted partner in local communities to identifying and capturing new sources of business value, Environmental, Social and Governance (ESG) plays a key role in delivering on our company strategy and purpose.
To enable a sustainable, equitable future for all, we have developed goals and ambitions programs that build environmental resilience, reduce the harmful consumption of alcohol and promote inclusive growth and sustainable livelihoods across our value chain.
We believe that the future of business and of the planet is inclusive. It is nature-based. It is local. Our commitments to improving the communities we are a part of remains unwavering. We are proud to lead the way to that future and to be a next-generation business today. We look ahead to 2022 and beyond with a renewed vision and focus to create a future with more cheers through greater shared prosperity.
To learn more about our ESG approach and initiatives in more detail, check out our 2021 ESG Report >
AB InBev—Annual Report 2021    37

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Our strategic ESG priorities
Smart Drinking Water    Circular Entrepreneurship & Moderation Stewardship Packaging
• Influencing behavior change with social norms through the power of our brands and • Tailored solutions are needed to address the • Innovation is key in developing sustainable, • The digital transformation of small- and their marketing local, complex water challenges around the circular packaging medium-sized businesses scales impact world • Investing in local recycling systems is a critical • Empowering women entrepreneurs is good
• Providing Smart Drinking resources and evidence-based programs to consumers • Innovation can help unlock higher water enabler to scale circular packaging for communities and for business and communities efficiency and improved water security • Brands can build awareness and engage • Capacity building and market linkages help
• Expanding consumer access to No- and • Partnerships and multi-stakeholder consumers to think about their own sustain growth Low-Alcohol Beer (NABLAB) alternatives collaboration are critical for scaling impact packaging choices and recycling habits
• Amplifying our Smart Drinking messages through digital and technology
• Advocacy efforts to reduce harmful consumption: promoting differentiation
Climate Sustainable Ethics & Diversity & Agriculture Transparency Inclusion
• Working toward a shared long-term • Farmers are at the center of sustainable • Ethical behavior is the foundation for building • We strive to be an inclusive workplace with ambition pushes us forward agriculture a company to last equal opportunity for all
• Short-term goals drive innovation and • Building resilience with regenerative practices • Digital ethics is key to continue building trust • We are using the power of our brands to decarbonization today is critical to the future of farming and nature with consumers and customers inspire change
• Focusing on additionality and proximity • Technology is a key enabler of sustainable • Respecting human rights is fundamental to accelerates the energy transition agriculture creating healthy, thriving communities
• Prioritizing health and safety is critical for creating shared prosperity with our colleagues
AB InBev—Annual Report 2021    38

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Supporting our communities in response to COVID-19

We are deeply connected to our communities. We have witnessed firsthand the impact COVID-19 has had on our business partners, our colleagues and our consumers. In 2021, many of our efforts to help our communities focused on vaccination access and awareness, donation of medical supplies and support to the hospitality sector during the reopening.

>3.5 million
units of hand sanitizer donated

>3.9 million
masks donated

>125
vaccination facilities supported

28
vaccination campaigns supported


ABInBev

Our team in India worked with state governments, medical institutions and NGOs to equip 50 villages in the country with over 300 oxygen concentrators, more than 500,000 medical-grade surgical masks and over 5,000 COVID-19 testing kits.

Learn more about our support in India >

Using our social norms marketing capabilities, we developed a toolkit to support the rollout of COVID-19 vaccines. Working with the United Nations Institute for Training and Research (UNITAR) and Professor Jeff French, a renowned social norms marketing expert, we created a set of training resources that has now been deployed across seven countries: Colombia, the Dominican Republic, Ecuador, Mexico, Peru, Russia and South Africa.

The toolkit is available online >



We purchased vaccines to help increase availability in our communities. For instance, in Mozambique, Cervejas de Moçambique (CDM) donated 1 million USD toward the purchase of vaccines.

Learn more about CDM's donation >

In South Africa, our team at South African Breweries ran a vaccine awareness campaign during Vooma Vaccination week. Initiatives also included a vaccination drive for the restaurant industry and donations of medical supplies to support the local healthcare system.

Read about SAB's vaccination efforts >


MERCI HORECA!
1€

In the spring of 2021, we lent our support to the millions of pubs, restaurants and retailers in the recovery across Europe. Either through Stella Artois' tipping movement in the UK or Leffe's donation in Belgium and Hertog Jan's special limited-edition beer to support local hotels, restaurants and cafés in the Netherlands, our teams used the power of our brands to make a positive impact in our communities.

Read more about our support to Europe's hospitality industry >

AB InBev - Annual Report 2021 | 39

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Reflecting on our 2021 progress across priorities

Smart Drinking & Moderation

Beer is part of celebrating life throughout the world and a major engine of economic activity. However, all products containing alcohol can be consumed in ways that cause harm. In the last decade, data from the World Health Organization (WHO) shows that the harmful consumption of alcohol has decreased around the world. But more must be done. Harmful drinking impacts our people, our communities and, therefore, our business. As the world's leading brewer, we are committed to accelerating continued progress toward the reduction of harmful consumption of alcohol worldwide.

Toward that end, in 2015 we launched our Smart Drinking Initiative, which aimed to bring to bear our company's resources, skills, capabilities and convening power to contribute to the global effort to reduce the harmful consumption of alcohol.

Since that time, we have evolved our Smart Drinking strategy into a five-pillar program:

1. Influencing behavior change with social norms through the power of our brands and their marketing
2. Providing Smart Drinking resources and evidence-based programs to consumers and communities
3. Expanding consumer access to No- and Low-Alcohol Beer (NABLAB) alternatives
4. Amplifying our Smart Drinking messages through digital and technology
5. Promoting the adoption of evidence-based public policy regarding alcohol

Here is how we are tracking the progress of our Smart Drinking Initiative in 2021.

Social Norms	Multi-Year Pilots	Product Portfolio	Labeling
By shaping social norms through "social norms marketing" a specific technique to engage with consumers to improve behaviors in society, it is possible to reduce harmful consumption.	Our actions to reduce harmful drinking are evidence-based. Results are measured for continued improvement.	As consumers seek to make better, more responsible choices, it is important for them to have lower-alcohol alternatives that give them the flexibility to pace or taper off their drinking over the course of a social occasion.	Our labels and secondary packaging are a key touchpoint with consumers. They offer a unique platform to provide actionable advice that research has shown potentially influences drinking behaviors. Many countries do not require guidance labels.
Ambition Invest 1 billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025.	**Ambition** Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020. Implement the best practices globally by the end of 2025.	**Ambition** Ensure No- or Low-Alcohol Beer products represent at least 20% of AB InBev's global beer volume by the end of 2025.	**Ambition** Place a guidance label on all of our beer products in all of our markets by the end of 2020. Increase alcohol health literacy by the end of 2025.
Progress We have invested more than 450 million USD toward achieving our goal, which includes more than 100 million USD in 2021.* We are on track to deliver our 1 billion USD investment by 2025.	**Progress** Our city pilots program demonstrated that there are three interventions that can be most impactful in reducing the harmful effects of drinking: road safety, responsible beverage service, and screenings and brief intervention. Today, in partnership with local experts, governments, and the AB InBev Foundation, we are supporting 72 interventions across 24 countries that use evidence-based techniques validated in the original city pilots.	**Progress** This year NABLAB represented 6.7% of beer volume. While we are not on track to meet our goal for No- and Low-Alcohol Beers to represent 20% of our volume by 2025, we are making significant strides in our NABLAB innovations. We have expanded our NAB portfolio significantly from 26 to 42 brands over the last five years. These NAB brands are now available in 17 of our top 20 markets that represent 90% of our global volume, with LAB brands (3.5% alcohol or below) available in 14 markets.	**Progress** In all countries where mandatory labeling is not required, we updated our label designs on 100% of our primary product packaging to incorporate actions that consumers can take to reduce harmful drinking. Updated label designs are rolling out across markets.

*Investments from 2016 through 2019 amounting to 255.31 million USD have been reviewed and validated through prior assurance processes. The remaining investment contribution will be assured in 2022.

AB InBev - Annual Report 2021 | 40

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

2021 highlights


Pilsen del Sur

Influencing behavior change with social norms through the power of our brands and their marketing

Four Smart Drinking campaigns won awards at the prestigious 2021 Cannes Lions Awards, including Aguila's Live Responsible and Brazil's Responsible Billboards.

Learn more about our social marketing campaigns and initiatives >


AGUILA
ORIGINAL
TIPS DE BAVARIA
EL EXCESO DE ALCOHOL ES PERJUDICIAL PARA LA SALUD

Leading the largest voluntary alcohol labeling initiative to reduce harmful consumption of alcohol

In all countries where mandatory labeling is not required, we updated our label designs on 100% of our primary product packaging to incorporate actions that consumers can take to reduce harmful drinking.

Get more details about our voluntary alcohol labeling initiative >



Amplifying our Smart Drinking messages through digital and technology

We are investing in the development of technology-based solutions such as age verification tools to minimize the risk of illegal underage drinking and other forms of harmful drinking. We are also using our tools to amplify our message. For example, we use our BEES platform to embed tips and offer access to our Responsible Beverage Service training toolkits.

Expanding access to Screening and Brief Intervention

We are supporting the AB InBev Foundation to expand access to Screening and Brief Intervention (SBI), which is a preventive program that measures an individual's drinking pattern during outpatient or wellness visits and motivates those identified as being at risk of harmful consumption of alcohol to change their behavior. In Mexico, the SBI program called ESCALEMOS, developed with the support of the Ministry of Health in Zacatecas and other community stakeholders, resulted in 50,000 people screened in 2021.

Learn more about SBI here >


Budweiser
ZERO

Expanding consumer access to No- and Low-Alcohol Beer (NABLAB) alternatives

We are making significant strides in our NABLAB innovations. While we are not on track to meet our goal for NABLAB beers to represent 20% of our volume by 2025, we are expanding consumer choice. NAB brands are now available in 17 of our top 20 markets that represent 90% of our global volume, and LAB brands (3.5% alcohol or below) are available in 14 markets.

Learn more about our NABLAB portfolio >

Advocacy efforts to reduce harmful consumption: promoting differentiation

Evidence-based and data-driven public policy is critical to reducing the harmful consumption of alcohol. When regulations nudge consumers to lower-alcohol fermented beverages, like beer, they have the potential to reduce harm. This time-tested approach, known as "differentiation," is embedded in the regulations of many countries. We, together with other brewers, advocate for policies that adjust excise taxes and regulations based on the origin of the alcohol and the alcohol content of the beverage.


LEADERSHIP
TRAINING & DEVELOPMENT
TECHNOLOGY
SAFERROADS

Establishing partnerships to advance road safety

As one of the largest fleet operators in the world, we are developing industry-leading programs aimed at reducing road crashes associated with alcohol consumption. With Together for Safer Roads, we supported Houston Vision Zero, an initiative focused on eliminating traffic deaths and serious injuries by 2030 in the city, which is home to one of our flagship Anheuser-Busch breweries.

Read about the program >


ROAD SAFETY
GOALS

Expanding our collaboration with UNITAR

We partnered with the United Nations Institute for Training and Research (UNITAR) to present the "Management Practices for Safer Roads Toolkit – The Immersive Virtual Experience," and we launched a Social Norms Toolkit to support governments and NGOs around the world by sharing tools and best practices to influence behaviors.

Read about our latest work with UNITAR >

AB InBev - Annual Report 2021 | 41

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Our 2025 Sustainability Goals

We have ambitious 2025 Sustainability Goals. Introduced in March 2018, the goals aim for holistic environmental and social impact and transformational change across our entire value chain. Our company's leadership and a cross-functional team of more than 70 colleagues designed these goals to deliver bold action today with measurable results that will drive long-term resilience and lasting positive impact.

The table to the right highlights our 2021 performance against key indicators related to our 2025 Sustainability Goals.

Please click here to access our ESG Report and learn more >



Metric	2025 Goal	2021	2020	2019	2018	2017 (Baseline)
Total water use (in billion hl)	n/a	1.599Ⓐ	1.496Ⓐ	1.642Ⓐ	1.632Ⓐ	1.775Ⓐ
Water use by hectoliter of production (hl/hl)	2.50	2.66Ⓐ	2.70Ⓐ	2.80Ⓐ	2.95Ⓐ	3.09Ⓐ
Total GJ of energy (in millions)	n/a	58.8Ⓐ	55.2Ⓐ	61.4Ⓐ	61.1	61.4Ⓐ
Total GJ of energy purchased (in millions)	n/a	56.4Ⓐ	53.2Ⓐ	59.4Ⓐ	59.2Ⓐ	*
Energy usage per hectoliter of production (in MJ/hl)	n/a	97.7	99.7	104.6	110.1*	111.6Ⓐ
Energy purchased per hectoliter of production (in MJ/hl)	n/a	93.6Ⓐ	96.2Ⓐ	101.2Ⓐ*	106.8Ⓐ	*
Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tons of CO_2e)	4.02	4.41Ⓐ	4.71Ⓐ	5.36Ⓐ	6.03Ⓐ	6.18Ⓐ
Total direct and indirect GHG emissions (Scopes 1, 2 and 3 in million metric tons of CO_2e)	n/a	30.94Ⓐ	28.37Ⓐ	31.8Ⓐ	31.21	32.35
Scopes 1 and 2 GHG emissions per hectoliter of production (in kg CO_2e/hl)	4.77	5.13Ⓐ	6.50Ⓐ	6.92Ⓐ	8.04Ⓐ	8.55Ⓐ
Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2e/hl)	44.5	51.21Ⓐ	53.13Ⓐ	55.3Ⓐ	57.0	59.4
Scopes 3 GHG emissions per hectoliter of production (in kg CO_2e/hl)	39.7	43.91Ⓐ	46.63	48.38	48.96	50.85
% Renewable Electricity: Operational**	100%	39.9%Ⓐ	31.2%Ⓐ	20.0%Ⓐ	16%Ⓐ	--
% Renewable Electricity: Contracted**	100%	81.4%Ⓐ	70.6%Ⓐ	61.3%	50%	--
% Returnable Packaging	n/a	36.4%Ⓐ	36.4%Ⓐ	40.9%Ⓐ	43.5%Ⓐ	46%
% Recycled Content in primary packaging						
Glass		43.8%Ⓐ	43.2%Ⓐ	42.3%Ⓐ	41.4%Ⓐ	37%
Cans	>50%	55.6%Ⓐ	57.6%Ⓐ	59.1%Ⓐ	58.9%Ⓐ***	59%
PET		20.0%Ⓐ	26.0%Ⓐ	22.8%Ⓐ	15.7%Ⓐ	21%
Direct farmers skilled, connected and financially empowered****						
Skilled	100%	74%	76%	50%	--	--
Connected	100%	65%	57%	45%	--	--
Financially Empowered	100%	69%	60%	35%	--	--

Ⓐ **Assured metric**
Please refer to External Assurance Report on page 53.

- For additional information regarding the KPIs scope, please refer to the Report Scope section on page 51.
- Our goals and data as included in the table on water, GHG emissions per hectoliter of production and energy pertain to our beverage facilities only and do not encompass our vertical operations, such as malt plants and packaging facilities.
- Total direct and indirect GHG emissions data encompass beverage facilities and most vertical operations, including malt plants and packaging facilities.
- Scope 1 accounts for 67.7% of our operational emissions and includes CO_2 equivalent (CO_2e) from fuel used in our manufacturing processes and in cogeneration plants that generate on-site electricity. Scope 2 accounts for about 32.3% and represents emissions from purchased electricity.
- Scope 3 emissions constitute estimates based on a mix of supplier-based numbers, global emission factors and assumptions. Purchased Goods and Services, Upstream and Downstream Distribution, Product Cooling (including on and off premise but excluding at home cooling), and End of Life. Around 50% of emissions are calculated with own data or data reported by suppliers through the CDP.

* In line with our sustainability goals, energy reporting will shift to energy purchased versus energy usage. Energy purchased per hl aligns with our RE100 sustainability goal of offsetting 100% of our purchased electricity with electricity sourced from renewable resources. Energy purchased per hl was not reported for breweries acquired from SABM in 2017.

** For 2021, renewable electricity is reported by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new-build renewable electricity projects, and as these can take time to build, we believe it is important to report both metrics. The contracted electricity metric tracks the commitments we have already made to our 100% renewable electricity goal, while our operational electricity measures our actual annual realization.

*** 2018 recycled content percentage in primary packaging for cans has been updated. The data correction has been done following the external supplier audits.

**** Smart Agriculture data is based on up-to-date estimates.

AB InBev - Annual Report 2021 | 42

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Climate Action

Ambition

100% of our purchased electricity will be from renewable sources, and we will reduce our carbon emissions by 25% across our value chain by 2025.

Progress

28.63%

reduction in Scopes 1 and 2 GHG emissions vs. 2017 baseline

13.58%

reduction in Scopes 1, 2 and 3 GHG emissions vs 2017 baseline

39.9%

renewable electricity operational

81.4%

renewable electricity contracted

2021 highlights


武汉汉阳区政府与百威亚太武汉工厂
战略签约“碳中和啤酒厂”协议

Three of our facilities are now carbon neutral: our brewery in Wuhan, China, became our first carbon-neutral facility, followed by our brewery in Ponta Grossa, Brazil. We also announced our first carbon-neutral malthouse in Passo Fundo, Brazil. Carbon neutrality refers to Scopes 1 and 2 emissions only and includes the compensation of emissions.

Learn more about how we are reducing our carbon footprint at our facilities >


CAMION
100%
ELÉCTRICO

In 2021 we continued to create a more sustainable fleet by piloting and utilizing low-carbon fuel technologies. In January, we leased 200 electric trucks in Colombia in partnership with Renting Colombia.

Get more details about our climate action initiatives >



As part of our commitment to driving decarbonization and building climate resilience through our 2025 Sustainability Goals, we are proud to announce our ambition to achieve net zero across our value chain by 2040.

Learn more about our ambition to achieve net zero >



This year we made significant progress toward achieving 100% renewable electricity. In South Africa, Castle Lite has begun to make the switch to renewable electricity to draw less electricity from the country's national grid and reduce GHG emissions. Our team in the US also announced that its entire portfolio of domestic beer and seltzer brands in the US is now brewed with 100% renewable electricity.

Read about Anheuser-Busch's initiatives on renewable electricity >

AB InBev - Annual Report 2021 | 43

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
2021 highlights
Water Stewardship
Ambition
100% of our communities in high-stress areas will have measurably improved water availability and quality by 2025.
Progress
2.66 hl/hl Grupo Modelo’s Aquas Firmes project is working In Peru, we are working to restore ancient water to recharge two of Mexico’s most exploited channels called amunas to improve water water use efficiency ratio aquifers to improve long-term water security for availability for nearby communities. In 2021, the the local population, farmers and local industry— project was recognized with a Lighthouse Award benefitting over 700,000 community members. from the Brave Blue World Foundation.
100% Click here to learn about the project > Click here to access Brave Blue World’s announcement >
of sites in scope for our goal have conducted outreach, analyzed local water challenges and identified potential solutions
83%
of these sites have started implementation of solutions
We use reverse osmosis technology at nearly We signed agreements for the next phase of South African Breweries is working with partners to
3 80 of our facilities around the world, with some partnership with both The Nature Conservancy create an innovative artificial wetland at a brewery facilities having more than one reverse osmosis and The World Wildlife Fund to continue our site that treats the local brewery effluent and uses installation. watershed work together. the water and nutrients to irrigate a sustainable of these sites have begun seeing Read more about our work with these two crop of spinach for the local community. measurable impact organizations > Learn about the project >
AB InBev—Annual Report 2021    44

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Sustainable Agriculture

Ambition

100% of our direct farmers will be skilled, connected and financially empowered by 2025.

Progress

>22,000

direct farmers in 2021

74%

farmers Skilled

65%

farmers Connected

69%

farmers Financially Empowered

2021 highlights



In partnership with Rabobank, we are developing financial training programs to empower smallholder farmers in Zambia, Uganda and Tanzania.

Learn more about how we are empowering farmers >



Empowering farmers to improve their soil health is a critical pillar of our commitment to building long-term supply chain resilience. We are partnering with The Nature Conservancy to develop a framework for soil health.

See how we are implementing the framework >



We are working with The Nature Conservancy and using transparency in our supply chain to better understand biodiversity risks and opportunities in our sourcing regions.



Our partnership with Sentera is providing real-time analytics and insights on their FieldAgent platform, which integrates seamlessly with the field data collected through our internal SmartBarley platform.

Learn about the improvements to our agronomist toolkit & predictive models from 2021 >



In 2020, we launched the Grower Advisory Panel in the United States to strengthen our connection with farmers and enable continuous improvement in our supply chain. In 2021, the panel identified and aligned on priority areas to be addressed, including collaborating on soil health and water stewardship opportunities, expanding the use of data to make crop decisions and continuing a focus on farm health and safety initiatives.

Learn more about how we are addressing human rights topics in agricultural supply chains in our ESG Report >

AB InBev - Annual Report 2021 | 45

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Circular Packaging

Ambition

100% of our products will be in packaging that is returnable or made from majority recycled content by 2025.

Progress

36.4%

volume in returnable packaging in 2021

55.6%

recycled content in cans

43.8%

recycled content in glass

20.0%

recycled content in PET

2021 highlights


Corona Extra
Corona Extra

In 2021, Corona became the first global beverage brand with a net zero downstream operational plastic footprint, meaning the brand recovers more plastic from the environment than it releases into the world.

Get the details on this milestone >


AGUILA
GENTE



In June, we announced the development of a scalable solution to produce the world's lightest longneck beer bottle. The technology reduces a bottle's weight from 180 to 150 grams, a change that cuts CO_2 equivalent emissions by 17% per bottle.

Read more about our newest packaging innovations >

We are piloting programs with retailers where we provide recycling collection services to their stores and reward them with points for each bottled recycled, which can then be redeemed through our digital platform BEES.



Rebounce, our glass bottle recovery project in Mexico, has recouped more than 120 million glass bottles in 2021. These recovered bottles were destined for single-use and instead are being refilled with beer for a more sustainable, returnable packaging.

AB InBev - Annual Report 2021 | 46

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Ethics & Transparency

The Board of Directors and our leadership team are committed to promoting and maintaining the highest standards of ethical behavior and transparency. This guides everything that we do as an organization and serves as our foundation in creating a future with more cheers.

We have implemented internal codes, standards and global policies on a range of ethical issues, including anti-bribery and corruption, digital ethics, human rights and anti-discrimination. These codes, standards and policies are designed to guide and support our colleagues and business partners.

Further, prioritizing the health and safety of our colleagues is a core value. We are training our colleagues to make the right choices for safety at all times, for themselves and for others. Whether brewing or delivering our products, operating machinery, driving for work in any vehicle or commuting, safety always comes first. We work vigorously to achieve high standards of health and safety in our offices, breweries, facilities and throughout our value chain by building an independent safety culture through trainings, workshops and coaching sessions. Safety metrics are cascaded and monitored globally through our supply and logistics safety management systems.

2021 highlights



To help our colleagues in understanding and addressing ethical dilemmas, we launched new online trainings on a variety of topics, including anti-corruption, supply chain ethics, digital ethics, anti-money laundering and our COBC.

Click here for our Code of Business Conduct >



In 2021, our award-winning compliance data analytics platform BrewRIGHT continued its journey to improve adoption and proactive risk monitoring.



In 2021, we developed and launched a new supplier risk management process that integrates core risk areas, including human rights, and we engaged suppliers representing over 30% of our global procurement spend.

Learn more about our approach to human rights >

To support our digital transformation, we have created five principle-based rules to simplify and disseminate digital ethics and cybersecurity awareness. These rules have reached approximately 2,000 colleagues across key business functions in 2021 through a series of trainings.

We continue to pursue initiatives that further integrate safety into every aspect of our operations. As the world's leading brewer, we aim to be the benchmark of safety in our industry by integrating safety into every aspect of our operations and by developing safety leaders throughout all levels of the organization.

See more details in our ESG Report >

Workplace safety metrics

	2021	2020	2019	2018
Lost Time Injuries (LTIs)				
Supply Employees	41Ⓐ	68Ⓐ	98Ⓐ	135Ⓐ
Second-tier logistics/ Sales Employees	127Ⓐ	125Ⓐ	208Ⓐ	318Ⓐ
Contractors (All)	115	110	262	492
Total Recordable Injuries (TRIs)				
Supply Employees (Own)	241Ⓐ	259Ⓐ	315Ⓐ	415Ⓐ
Contractors (Supply)*	109			
Second-tier logistics/ Sales (Employees + Contractors)	694	729	1,177	1,116
Fatalities**				
Supply Employees	1Ⓐ	0Ⓐ	1Ⓐ	1Ⓐ
Second-tier logistics/ Sales Employees	3Ⓐ	4Ⓐ	1Ⓐ	4Ⓐ
Contractors (All)	2Ⓐ	3Ⓐ	5Ⓐ	9Ⓐ

Ⓐ **Assured metric**

Please refer to External Assurance Report on page 53.

Employees of ZX Ventures, our global investment and innovation team (approximately 300 FTE worldwide), are not included in the end of year incident data.

*Data only reported as of 2021, as internal controls regarding the reporting of supply contractor TRIs (MDI & MTI) were not yet sufficiently implemented in prior years, resulting in lower data quality and robustness.

**Fatalities data do not include commuting- and community-related fatalities as per AB InBev's reporting definitions. The table also does not include road fatalities of contractors who are fully managed by the contracted firm/company.

Lost Time Injuries (LTIs)
Occupational injury resulting in more than one-day absence from work.

Total Recordable Injuries
LTIs + modified duty injuries + medical treatment injuries.

Supply Employees
Brewery and manufacturing facility employees, including first-tier logistics.

Second-tier logistics/Sales Employees
Second-tier logistics, sales, Zone and global corporate employees.

Commuting Fatality
An incident that occurs while coming to work or going homes, resulting in a fatality to our employee(s).

Community Fatalities
Fatalities that occur to people outside of our operation in the course of doing business.

AB InBev - Annual Report 2021 | 47

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Entrepreneurship

Small- and medium-sized businesses play a critical role in the economic development of communities by generating employment, providing vital services and contributing toward innovation. In this regard, beer is a formidable engine of economic growth, and we seek to strengthen the small businesses in our value chain through our programs with smallholder farmers, suppliers, retailers and recycling collectors.

We know that to sustain our business and build inclusive, thriving communities, we have a role to play in supporting their development and growth by providing skills training, mentorship, opportunities to scale and access to needed resources such as digital tools, financing and other critical inputs.

2021 highlights


BEES

Our BEES platform is using digital tools to connect small- and medium-sized retailers with their consumers while also promoting digital and financial literacy.

Learn more about our BEES platform >


Modelorama

In Mexico, we are providing ongoing support and resources to retail owners of Modeloramas—small, family-run stores with strong connections to their neighborhoods and communities.

Get more details on our work with retailers >


ESCUELA
TIENDA CERCA

In Peru, we developed "Escuela Tienda Cerca," a virtual training platform for small retailers to strengthen their management, leadership and sales skills to adapt their businesses to the new normal of the COVID-19 pandemic.

Get more details on how we are advancing the skills of small retailers in Latin America >

In Mexico, our team has created a supplier development platform that is centered around providing skills training and knowledge sharing, supporting growth and development and strengthening supplier relationships.

Read more about how we build relationships with our suppliers >

In Africa and Latin America, we are innovating to produce beer with local crops, creating market opportunities for smallholder farmers and strengthening agricultural communities.

Learn more about our work with smallholder farmers >

Signature programs

100+ Accelerator

In 2021, our 100+ Accelerator program welcomed The Coca-Cola Company, Colgate-Palmolive Company and Unilever as official program sponsors to help identify key shared sustainability challenges and and to scale breakthrough technologies. In September 2021, we announced our third cohort with 35 start-ups that will be implementing solutions in over 20 countries. Seventeen of the start-ups are women-founded, and ten are joint pilots with our corporate partners.

Learn more about the 100+ Accelerator third cohort >

Eclipse: sustainability-dedicated collaboration platform

Eclipse Activate is our program to educate suppliers and provide them with the tools needed to measure and track decarbonization across their supply chains in North America. We continuously seek ways to collaborate with our suppliers across our value chain and are proud to have more than 80 suppliers participating in the Eclipse platform.

Learn more about Eclipse >

AB InBev - Annual Report 2021 | 48

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Awards & recognitions

We are proud to have our ESG efforts recognized by leading rating and rankings agencies and awards organizations.

CDP:

Made CDP's Water A List, earned an A- for our CDP Climate Change response and were celebrated as a 2021 CDP Supplier Engagement Leader, ranked among the top 8% assessed for supplier engagement on climate change.

Forbes:

Identified as a company leading the way when it comes to trying to support women inside and outside their workforces in the inaugural ranking of the Forbes World's Top Female Friendly Companies in 2021.

UN Global Compact:

Recognized as a 2021 Global Compact LEAD participant for demonstrating ongoing commitment to the UN Global Compact Principles for responsible business and the SDGs.

MSCI:

Rated AA by MSCI ESG Research in 2021 for our performance on ESG issues.

FTSE4Good:

Listed in the FTSE4Good Index Series, which is designed to measure the performance of companies demonstrating strong ESG practices.

Brave Blue World Lighthouse Awards:

Recognized with a Lighthouse Award from the Brave Blue World Foundation for our Water Stewardship initiative focused on restoring ancestral water channels in Peru.

Cannes Lions:

Michelob ULTRA Pure Gold took home a prestigious Titanium Lion at the 2021 Cannes Lions Awards for its Contract for Change campaign, while four Smart Drinking campaigns won, including Aguila's Live Responsible and Brazil's Responsible Billboards.

Reuters Events Responsible Business Awards:

Selected as winners in two award categories in the 2021 Reuters Events Responsible Business Awards: the Circular Transition Award for the pioneering work of EverGrain, and the Social Impact Award for our partnership with BanQu.

AB InBev - Annual Report 2021 | 49

Letter to our shareholders | Our purpose and strategy | Who we are and what we brew | Where we operate | 2021 in review | Lead and grow the category | Digitize and monetize our ecosystem | Optimize our business | Enable a sustainable and inclusive future

Diversity & Inclusion

Our company must be an inclusive and diverse workplace where everyone feels they belong regardless of their personal characteristics or social identities. Our greatest strength is our people, and we support the opportunity for every individual to excel.

We work to continue fostering an inclusive workplace so that everyone can succeed in our business.

We are proud to report that we saw a 1pp increase (87%) from 2020 in the D&I index of our annual employee engagement survey. Overall, we saw a 4pp increase (88%) in our employee engagement index from 2020 with a 94% participation rate globally.

	2017	2018	2019	2020	2021
Number of nationalities represented in our overall workforce	122	122	123	121	125
Number of nationalities represented in our global headquarters	48	54	55	54	64
Percent of women in our overall workforce	18%	18%	19%	19%	21%
Percent of women in our salaried workforce	30%	30%	31%	32%	34%
Percent of women among our top five leadership levels	19%	20%	22%	24%	26%
Percent of women among our top three leadership levels	10%	11%	12%	14%	14%
Percent change in D&I index in annual employee engagement survey	1pp	2pp	0pp	1pp	NA

Global Management Trainee (GMT) Program

GMT % female	2021	2020	2019	2018
Total	58%	52%	45%	47%
Active	58%	51%	46%	49%

GMT # nationalities	2021	2020	2019	2018
Total	34	29	35	34
Active	34	27	30	30

Learn more about our GMT Program >

Global MBA (GMBA) Program

GMBA % female	2021	2020	2019	2018
Total	54%	52%	38%	52%
Active	54%	48%	36%	67%

GMBA # nationalities	2021	2020	2019	2018
Total	10	11	10	11
Active	10	11	9	5

Learn more about our GMBA Program >

2021 highlights



We trained over 9,800 colleagues in bias breaking and trained 2,475 leaders in psychological safety.

Click here to hear from one of our colleagues how we are brewing change >



Through our Women's Leadership Program, we provided 50 women leaders with an immersive, personalized program. We also launched our first Global Inclusive Leadership Program for 80 colleagues at the Vice President level.

Discover all the ways we are advancing female talent >



In addition to our Global Parental Policy that was launched in 2018, this year our Europe and Africa Zones launched updated parental leave and return-to-work policies to empower new parents.

Get more details on how we are supporting new parents >


SAVE IT, SEE IT

We are using the power of our brands to inspire change. In the US, Michelob ULTRA committed to investing 100 million USD over the next five years to increase visibility for women's sports, and in Argentina, our Quilmes beer brand is supporting women's soccer.

Learn more about Michelob ULTRA's campaign >

AB InBev - Annual Report 2021 | 50

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Report scope
The Sustainability section of the 2021 Annual Report provides information about the progress toward our 2025 Sustainability Goals launched in March 2018. It highlights certain elements of the 2021 Environmental, Social and Governance Report.
Alongside our environmental sustainability and Smart Drinking initiatives, information on Road Safety, Diversity & Inclusion, Employee Engagement, Workplace Safety, Human Rights, Value Chain Engagement, Community Engagement and Business Ethics can be found on pages 37-50 of this report. These sections are intended to provide updates to stakeholders, including investors, colleagues, governments, NGOs, customers and consumers in countries where we operate.
AB InBev prepared the 2021 Annual Report (these chapters, ESG Report, and website) using the Global Reporting Initiative’s (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Standards as guides. To help determine the content developed, a materiality assessment was conducted, which helped identify the key issues that are of most importance to our stakeholders and our company. Our materiality assessment may be found in the Environment, Social & Governance Report on page 56, and the GRI and the SASB Indices are included in the ESG Report on pages 71-77.
Our 2025 Sustainability Goals and overall sustainability agenda align with several of the UN SDGs established by the United Nations in 2015. Activities throughout our operations and supply chain are aligned to the metrics that are considered the most material to our business and critical to our stakeholders. We are focused on areas where we can make the most significant positive impact.
The data and stories presented in this report were gathered and verified with the assistance of content owners across all functions and geographic zones.
AB InBev has established processes for accurate and consistent reporting of Smart Drinking, 2025 Sustainability Goals and Safety performance data, as well as key performance indicators (KPIs). In the Assurance Report of the Independent Auditor (page 53) and in key places throughout the report (pages 42 and 47), we have identified which metrics have been externally assured by KPMG. Environmental data from newly acquired operations are excluded from the running cycle. These facilities will be included in future reporting. Safety data is immediately tracked and monitored for all sites and included unless otherwise stated in text or footnotes. For all environmental and safety data, divestitures and closures are removed from the scope for the reporting year, but prior years are not adjusted.
End-of-year incident data in this report is captured in mid-January of the following year and validated based on information from that point in time. Injuries may develop and change status based on further medical diagnosis, treatment and incident management. This is a consistent practice to enable accurate year-over-year data comparison of a single point in time. Subsequent changes to the injury classification in the years following the reporting year are not taken into account for the current year’s reporting purposes nor in the comparative data of prior years.
Global goals on water, energy purchased and GHG emissions presented in this report, as well as KPIs such as energy usage, include AB InBev’s wholly owned operations, which includes both our beverage and vertical operations unless stated otherwise in text or footnotes. Energy use and purchased excludes the energy exported to third parties and certain projects under construction. The excluded energy use and purchase does not reflect the amount of energy used in our beer-brewing processes. For our beverage and vertical operations, including malting and packaging facilities, we use our VPO global management system. The key performance indicators energy usage, water usage and Scopes 1 and 2 emissions per hectoliter of production (in kg CO /hl)
2
exclude vertical operations. This data is reported annually to CDP. Specific data tables contain footnotes for additional data. Special Operations (SOPs), which are operations that fulfill one or more criteria including, but not limited to: reduced volume, low number of FTEs, complexity of brand mix and unusual products or production processes, are excluded from the reporting scope. The potential impact of the 74 SOPs facilities accounted for in 2021 is estimated to be 2.2% of the total Scopes 1 and 2 emissions. The following assumptions are applied for the calculation of this percentage: (1) country average Scopes 1 and 2 emissions per hl is applied, (2) average production volume per country is applied, (3) for experimental centers, the tons of CO applied are the same as
2
the ones for small facilities, and (4) for the SOPs
verticalized operations, emissions averages from larger existing sites apply.
For 2021, renewable electricity is reported by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new-build renewable electricity projects, and as these can take time to build, we believe it is important to report both metrics. The contracted electricity metric tracks the commitments we have already made to our 100% renewable electricity goal, while our operational electricity measures our actual annual realization.
For recycled content calculation, a weighted average of recycled content is calculated based on purchases for each supplier and recycled content in the material. Our packaging goal applies to our primary packaging, which represents more than 83% of our total packaging volume by weight globally, though our work in circularity extends to secondary packaging and post-consumer waste. For packaging that is not returnable—namely one-way glass bottles, aluminum cans and PET bottles—we are committed to reaching a minimum of 50% recycled content. Data on recycled content percentage is provided by suppliers and tracked on a regular basis. Packaging purchases are derived from AB InBev’s owned procurement system. In 2019 we started with suppliers’ audits to further assess reliability of the recycled content data. While we were not able to complete planned visits due to COVID-19 in 2020 and again in 2021, we were still able to engage with suppliers virtually, discussing their key performance
AB InBev—Annual Report 2021    51

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
indicators, measurements and main projects to enable improving recycled content. We were able to run several engagements across different zones and categories, and we collected data from our suppliers to calculate our recycled content progress. Our aim in 2022 is to be able to resume our suppliers’ audits. Corona’s Net Zero Plastic Footprint refers to the brand recovering more plastic from the environment than it releases into the world. Achieving this milestone comes after an extensive external assessment by South Pole, a leading climate solutions provider, of Corona’s global operations against the 3RI Corporate Plastic Stewardship Guidelines. The brand also followed the Verra Plastic Waste Reduction Standard to calculate the impact of Corona’s mitigation activities.
For Scopes 1 and 2 emissions calculation, the facilities in scope described above are included. Scope 3 emissions, which account for information beyond our operations and that impact our supply chain, are estimated values based on a mix of own and third-party data. Total percentage of Scope 3 emissions follows the Science Based Target initiative, where at least 66% of emissions are to be included in target scope. Approximately 50% of Scope 3 data is own data and data provided by suppliers via CDP. CDP data is used to calculate supplier-based emissions of raw and packaging materials used in the manufacturing of beer. This hybrid approach has been validated by the Science Based Target initiative, which entails a mix of own data, supplier data and market estimates. Scope 3 includes the following out of the 15 categories: Purchased Goods and Services, Upstream and Downstream Distribution, Emissions Related to Fuel Use Not Included in Scopes 1 and
2, Use of Product (Product Cooling including on and off premise and excluding home cooling) and end of life. Categories excluded include: Capital Goods, Waste Generated in Operations (more than 99% of waste generated is recycled), Business Travel, Employee Commuting, Upstream and Downstream Leased Assets, Processing of Sold Products, Franchises, Investments. These categories represent approximately less than 10% of total Scope 3 emissions.
This report contains forward-looking statements regarding estimations into the future. These generally include words and/ or phrases such as “will likely result”, “aims to”, “will continue”, “is anticipated”, “it is estimated”, “anticipate”, “estimate”, “project”, “result”, “is predicted”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential”, or other similar expressions. These statements are subject to uncertainties and are out of scope of assurance. Actual results may differ from those stated in this report due to causes but not limited to the impact of climate change, water stress, financial distress, negative publicity, our availability to hire and/or retain the best talent, emerging regulations and reputation of our brands, the ability to make acquisitions and/or divest divisions, access to capital, volatility in the stock market, exposure to litigation and other associated risks not mentioned, as well as risks identified in our Form 20-F filed with the US Securities and Exchange Commission. Additional information about AB InBev’s climate and water risks, management and performance of such is available through CDP.
AB InBev—Annual Report 2021    52

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Limited Assurance Report of the Independent Auditor
To the readers of the Anheuser-Busch InBev 2021 Annual Report
Introduction
We were engaged to provide limited assurance on the following information in the Anheuser-Busch InBev 2021 Annual Report (hereafter ‘the Selected Information’) of Anheuser-Busch InBev SA/NV (hereafter ‘AB InBev’) based in Leuven, Belgium:
• Water Use by Hectoliter of Production and Total Water Use (page 42)
• Total Energy purchased and Energy purchased per Hectoliter of Production (page 42)
• Percentage of purchased (operational) electricity from renewable sources (page 42)
• Percentage of contracted electricity from renewable sources (page 42)
• Total Direct and Indirect GHG Emissions and GHG Emissions per Hectoliter of Production (page 42)
• Total GHG Emissions (Scope 1, 2 and 3 Emissions) and total GHG Emissions (scope 1, 2 and 3 Emissions) per Hectoliter of Production (page 42)
• Percentage of returnable primary packaging (page 42)
• Percentage of recycled content in primary packaging (page 42)
• Lost Time Injuries (LTI) – Supply Employees (own), Second Tier and Sales Employees (page 47)
• Total Recordable Injuries (TRI) – Supply Employees (own) (page 47)
• Fatalities (page 47)
The information reviewed as part of our limited assurance engagement has been indicated
throughout the 2021 Annual Report with the symbol ‘â’¶ ’.
Conclusion
Based on our procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Selected Information is not prepared, in all material respects, in accordance with the applied reporting criteria as disclosed in the section Report Scope on page 51 in the 2021 Annual Report.
Basis for our conclusion
We have performed our review on the Selected Information in accordance with the International Standard on Assurance Engagements (ISAE) 3000: “Assurance Engagements other than Audits or Reviews of Historical Financial Information”, issued by the International Auditing and Assurance Standards Board.
This review engagement is aimed at obtaining a limited level of assurance. Our responsibilities under this standard are further described in the section Our responsibilities for the review of the Selected Information of our report.
Our conclusion has been formed on the basis of, and is subject to, the matters outlined in this report.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.
Scope of the group review
AB InBev is the parent company of a group of entities. The Selected Information incorporates the consolidated information of this group of entities as disclosed in the section ‘Report Scope’ on page 51 in the 2021 Annual Report.
Our group review procedures consisted of both review procedures at corporate (consolidated) level and at site level. Our selection of sites in scope of our review procedures is primarily based on the site’s individual contribution to the consolidated information. Furthermore, our selection of sites considered relevant reporting risks and geographical spread.
By performing our procedures at site level, together with additional procedures at corporate level, we have been able to obtain sufficient and appropriate evidence about the group’s reported information to provide a basis for our conclusion on the Selected Information.
Responsibilities of the Board of Directors for the Selected Information
The Board of Directors of AB InBev is responsible for the preparation of the Selected Information in accordance with the applied reporting criteria as described in the section ‘Report Scope’ on page 51 in the 2021 Annual Report, including the identification of stakeholders and the definition of material matters. The choices made by the Board of Directors of AB InBev regarding the scope of the information in the 2021 Annual Report and the reporting policy are summarized in the section ‘Report Scope’ on page 51 in the 2021 Annual Report.
The Board of Directors is also responsible for such internal control as the Board of Directors determines is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error.
Our responsibilities for the review of the Selected Information
Our responsibility is to carry out a limited assurance engagement and to express a conclusion based on the work performed. We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. That Standard requires that we plan and perform the engagement to obtain limited assurance about whether the Selected Information is free from material misstatement.
Procedures performed in an assurance engagement to obtain a limited level of assurance are aimed to determine the plausibility of information and are less extensive than a reasonable assurance engagement. The level of assurance obtained in limited assurance
AB InBev—Annual Report 2021    53

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
engagements is therefore substantially less than the level of assurance obtained in a reasonable assurance engagements.
Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the Selected Information. The materiality affects the nature, timing and extent of our review procedures and the evaluation of the effect of identified misstatements on our conclusion. We apply the International Standard on Quality Control 1 and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. We have exercised professional judgement and have maintained professional scepticism throughout the review, in accordance with the International Standard on Assurance Engagements (ISAE) 3000, ethical requirements and independence requirements.
Procedures performed
Our limited assurance engagement on the Selected Information consists of making inquiries, primarily of persons responsible for the preparation of the Selected Information, and applying analytical and other evidence gathering procedures, as appropriate. These procedures included, among others:
• Identifying areas of the Selected Information where material misstatements are likely to arise, designing and performing limited assurance procedures responsive to those areas, and obtaining assurance evidence that is sufficient and appropriate to provide a basis for our conclusion;
• Developing an understanding of internal control relevant to the limited assurance engagement in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of the company’s internal control;
• Evaluating the appropriateness of the reporting criteria used and their consistent application, including the reasonableness of estimates made by management and related disclosures to the Selected information;
• Interviewing relevant staff responsible for providing the information, for carrying out internal control procedures on the Selected Information and consolidating the data in the 2021 Annual Report;
• Remote visits to seven production sites in South-Africa, Brazil, China, the United Kingdom, the United States of America (two sites) and Mexico aimed at, on a local level, validating source data and evaluating the design and implementation of internal control and validation procedures;
• Reviewing relevant internal and external documentation, on a limited test basis, in order to determine the reliability of the Selected Information;
• Preliminary and final analytical review procedures to confirm our understanding of trends in the Selected Information at site and corporate level.
Antwerp, 24 February 2022
KPMG Bedrijfsrevisoren—Réviseurs d’Entreprises
Mike Boonen Partner
AB InBev—Annual Report 2021    54

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Contacts
Registered Office
Anheuser-Busch InBev Grand-Place 1 1000 Brussels Belgium
Global Headquarters—Belgium
Anheuser-Busch InBev Brouwerijplein 1 3000 Leuven Belgium
Functional Management
Office
Anheuser-Busch InBev 250 Park Avenue Floor 2 New York, NY 10177 United States
Africa
South African Breweries
65 Park Lane Sandown Johannesburg South Africa
Asia Pacific
26F Raffles City Shanghai Office Tower 268 Middle Xizang Road Shanghai, 200001 China
Europe
InBev Belgium Brouwerijplein 1 3000 Leuven Belgium
Latin America COPEC
Bavaria
Carrera 53A 127-35 Bogotá Colombia
Latin America North
Cervejaria Ambev Corporate Park
Rua Dr. Renato Paes de Barros 1017 4th Floor 04530-001, Sao Paulo Brazil
Latin America South
Cervecería y Maltería Quilmes Av. 12 de Octubre y Gran Canaraia s/n (B1878AAB) Quilmes Provincia de Buenos Aires Argentina
Middle America
Grupo Modelo S.A. de C.V. Cerrada de Palomas 22, piso 5 Colonia Reforma Social CP 11650 Mexico
North America
Anheuser-Busch Co. Inc. One Busch Place St. Louis, MO 63118 United States
AB InBev—Annual Report 2021    55

Letter to our shareholders
Our purpose and strategy
Who we are and what we brew
Where we operate
2021 in review
Lead and grow the catrgory
Digitize and monetize our ecosystem
Optimize out business
Enable a sustainable and inclusive future
Registered trademarks
The following brands are registered trademarks of Anheuser- Busch InBev SA/NV or one of its affiliated companies:
Global brands
Budweiser, Stella Artois and Corona
International brands
Michelob Ultra, Castle, Beck’s, Leffe and Hoegaarden
Local brands
10 Barrel, Aguila, Alexander Keith’s, Alta Palla, Ama, Andes, Antarctica, Archibald, Atlas, Babe, Balboa, Bathtub Gin, Barrilito, Bass, BBC, Beck’s Ice, Becker, Belle-Vue, Birra del Borgo, Black Crown Gin, Blasfemia, Blue Point, Boddingtons, Bohemia, Boxing Cat, Brahma, Breckenridge, Brutal Fruit, Bud    Zero, Bud 66, Bud Light, Bud Light Seltzer, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carling Black Label, Cass, Castle Lite, Club, Club Colombia, Colorado, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Eagle Lager, Elysian, Estrella Jalisco, Flying Fish, Four Peaks, Franziskaner, Ginette, Golden Road, Goose Island, Guaraná Antarctica, Haake-Beck,HANMAC, Harbin, Harbin Cristal, Hasseröder, Hayward 5000, Hertog Jan, HiBall, Impala, Jinling, Julius, Jupiler, Kaiba, Karbach, Kilimanjaro, King of Beers, Kokanee, Kombrewcha, Kona, Kwak, Labatt, Lakeport, La Virgen, Leffe 0.0, Leon, Löwenbräu, Mackeson, Magnífica, Mexicali, Mike’s, Mike’s Hard Seltzer, Mill Street, Modelo, Modelo Especial, Modelo Pura Malta, Montejo, Mosi, Nativa, Natty Daddy, Natural Light, Natural Light Seltzer, Negra Modelo, Norte, Nossa, Nuestra Siembra, NUTRL, O’Doul’s, OB, Oland, Paceña, Pacifico, Patagonia,
Patricia, Pilsen, Pilsen Callao, Pilsener, Poker, Pony Malta, Presidente, Pure Draught, Quilmes, Redd’s, Ritas, Safari, Salva Vida, Sedrin, Shiliang, Shock Top, Skol, Spaten, Stanley Park, Temple Brewery, Tijuana, Tripel Karmeliet, Tropical, Vieux Temps, Victoria, Wäls, Whitbread, Wicked Weed,    ZX Ventures.
For some of our most recent innovations, trademark applications are still pending and haven’t matured to registration yet.
The following brand is a registered trademark
• PerfectDraft: co-owned with Koninklijke Philips N.V.
• Clean Waves: co-owned with Parley LLC
Responsible Editor
Kate Laverge
Project Lead
Ana Zenatti
Special thanks to all our proofreaders and colleagues from Anheuser-Busch InBev who made this Annual Report a reality.
Original English version written by
Marci Limpert
Design and Production
ChrisCom
U kan dit rapport in het Nederlands raadplegen op onze website: www.ab-inbev.com Vous pouvez consulter ce rapport en français sur notre site web: www.ab-inbev.com Anheuser-Busch InBev NV/SA
Brouwerijplein 1B-3000 Leuven Belgium Tel: +32 16 276 111 Fax: +32 16 506 111
Register of Companies
0417.497.106
AB InBev—Annual Report 2021    56

Coporate Governance Statement Table of contents 58 Introduction 61 The Board of Directors 68 Chief Executive Officer and Executive Management 69 Senior Leadership Team 72 Internal Control and Risk Management Systems 74 Shareholders’ structure 77 Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 83 Remuneratior’s

1. Introduction
1.1. The Belgian Code on Corporate Governance
The corporate governance practices of Anheuser-Busch InBev are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance-documents.html. The Charter is regularly updated.
Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange
(JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.
As a Belgian company with primary listing on Euronext Brussels, Anheuser-Busch InBev adheres to the principles and provisions of the 2020 Belgian Corporate Governance Code (www.corporategovernancecommittee.be) (“the Corporate Governance Code”), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADSs listed in New York.
In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in
2021 from the following soft-law principles of the Corporate Governance Code:
Principle 4.19 of the Corporate Governance Code: “the Board should set up a nomination committee with the majority of its members comprising independent non-executive board members”—The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the aim of Principle 4.19 of the Corporate Governance Code.
Principle 7.6 of the Corporate Governance Code: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members”—The share-based component of the directors’ remuneration is paid in the form of Restricted Stock Units. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of delivery and one year after the date of departure of the relevant director. However, the Board considers that the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of Principle 7.6 of the Corporate Governance Code.
1.2. New York Stock Exchange Listing
Further to the New York Stock Exchange listing of ADSs representing ordinary shares of AB InBev, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. AB InBev has also registered under the US Securities and Exchange Act of 1934, as amended. As a result, it is also subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance.
1.3. Specific Corporate Governance initiatives
1.3.1. FOSTERING ETHICAL CONDUCT
The Board of Directors and management of AB InBev are committed to promoting and maintaining the highest standards of ethical behavior and transparency. This guides everything that AB InBev does as an organization, and serves as its foundation for creating a future with more cheers.
AB InBev has established ethical rules and internal codes and policies to reinforce this commitment. The Code of Business Conduct sets out the ethical standards to which all colleagues around the world are expected to adhere and provides guidance for interactions with third parties. It requires colleagues to comply with all applicable laws, disclose any relevant conflicts of interests, to act in the best interests of the company, and to conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on offering or accepting gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct includes policies which define colleagues’ responsibilities and expected
AB InBev – Annual Report 2021 ïƒ§ 58

behavior, and includes the Global Anti-Corruption, Human Rights, Digital Ethics & Data Privacy, Anti-Harassment and Anti-Discrimination, and Conflict of Interest Policies. As an example, the Global Anti-Corruption Policy states that AB InBev’s employees are strictly prohibited from, either directly or indirectly, giving, offering, promising, or authorizing anything of value, to anyone with the intent to exert improper influence or inducement, secure an improper commercial advantage for the company, or serve as a reward for past improper conduct.     In line with this commitment to integrity, AB InBev encourages its colleagues and third parties to speak up through a global whistle-blowing system. This system provides a simple, secure, confidential and, if desired, anonymous manner to raise concerns or report actual or suspected violations of law or policies. The company also uses technology and its BrewRIGHT analytics system to proactively monitor risk and potential violations of policy. 1.3.2. DEMONSTRATING COMMITMENT TO SHAREHOLDER COMMUNICATION AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it provides quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors.html).     AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to promote full, consistent and timely disclosure of company activities. 1.3.3. UPHOLDING SHAREHOLDER RIGHTS Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting. The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.html).
In light of the measures and recommendations of public authorities relating to the Covid-19 pandemic and the restrictions on public gatherings in place in Belgium at the time, the annual shareholders’ meeting held on 28 April 2021, by exception, took place without physical attendance of shareholders. Shareholders were offered the possibility to submit questions in writing and to participate by mail in advance of the meeting or by giving a proxy to a person designated by the company. The meeting was recorded and an audiocast is accessible on the AB InBev corporate website. The convening notice for the upcoming annual shareholders’ meeting to be held on 27 April 2022 will be published on 25 March 2022 and will contain further information on the format of the meeting and modalities for participation. In light of the continuing Covid-19 pandemic, the company will be guided by health and safety concerns and the measures and recommendations made by public authorities in Europe and Belgium. 1.3.4. PREVENTING THE ABUSE OF INSIDE INFORMATION The company’s Code of Dealing is applicable to all members of the Board of Directors and to all employees. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to price-sensitive events or decisions or announcement of financial results. The Code of Dealing prohibits dealing in the company’s securities during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, members of the Board of Directors and members of senior management must obtain clearance from a Clearance Committee. Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program. In accordance with EU Regulation 596/2014 on market abuse (MAR), the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (ExCom) and (ii) members of the Board of Directors notify their trades (above a 5,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website. AB InBev – Annual Report 2021 ïƒ§ 59

1.3.5. CORPORATE SOCIAL RESPONSIBILITY
AB InBev’s Purpose is to dream big to create a future with more cheers. Corporate Social Responsibility and sustainability are central to the company’s culture and embedded in the way it does business.
In accordance with article 3:6, §4 and article 3:32, §2 of the Belgian Code of Companies and Associations (the “Belgian
Companies Code”), which implement Directive 2014/95/EU of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups, AB InBev has included in its 2021 Environmental Social and Governance (ESG) Report a non-financial statement reporting on corporate social responsibility matters. The 2021 ESG Report constitutes an annex to this Annual Report.
1.3.6. DIVERSITY & INCLUSION
The company strives to make AB InBev a community where everyone feels included and respected. The company believes that a diverse team improves the quality of decision-making, and ultimately improves overall performance.
Diversity and inclusion (D&I) is a global priority for AB InBev’s Senior Leadership Team (SLT), as they are important enablers of the success of the company and its people. Launched by AB InBev in 2020, the Global Diversity & Inclusion Council is chaired by the CEO and includes a diverse group of representative leaders from zones and functions. The Council is dedicated to collaborating on high impact decisions and championing D&I at the highest levels of the organization.
The company believes that its greatest strength is its diverse team of people and that its people should feel comfortable being their authentic selves at work every day, regardless of their personal characteristics or social identities, such as race and ethnicity, nationality, gender, identity, sexual orientation, age, abilities, socioeconomic status, religion or others. A diverse and inclusive workforce better enables the company to understand its equally diverse consumers and stakeholders.
This resulted in AB InBev’s decision to launch a new Global Diversity & Inclusion policy in November 2018 as part of the company’s Global Code of Business Conduct. The Global Diversity & Inclusion policy provides additional guidelines for cultivating and maintaining a diverse and inclusive culture. In addition, we launched our first Global Parental Policy in 2018 and updated our Global Policies on Anti-Harassment, Anti-Discrimination and Human Rights in 2019.
While all of the company’s geographic zones are covered under the global policy, the company acknowledges that there is no one-size-fits-all approach to diversity and inclusion. Accordingly, each zone has the flexibility to adapt the policy locally to include more information relevant to its local market. We measure colleague sentiment about diversity and inclusion in the company’s annual engagement survey.
AB InBev is proud to have an employee base of 125 nationalities across the business, with 30 nationalities represented on the SLT and the senior management level below. Two out of 18 members on the SLT are women (compared to one out of 18 last reporting year). The representation of women in the senior management level below the SLT has remained constant compared to last reporting year. AB InBev continues working to promote all aspects of diversity in its senior management team, with a focus on building a diverse talent pipeline, considering the respective skills, education, experience and background. Reference is made to section 4 of this Corporate Governance Statement for a short biography of each of the members of the SLT, including their qualifications and background.
The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board primarily considering, among other things, the respective skills, education, experience and background. Currently, five out of 15 Board members are women (same ratio as last year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each of the members of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements.
AB InBev – Annual Report 2021 ïƒ§ 60

2. The Board of Directors
2.1. Structure and composition
The Board of Directors currently consists of 15 members, all of whom are non-executives.
The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser-Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors.
Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of
Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment.
The appointment and renewal of mandates of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting.
Pursuant to the Articles of Association, the Board is composed as follows:
• three directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and • so long as the Stichting Anheuser-Busch InBev (the Reference Shareholder) and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, nine directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates; and • so long as the holders of Restricted Shares (the Restricted Shareholders) (together with their Affiliates, any of their respective Successors and/or Successors’ Affiliates) own in aggregate:—more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a Restricted Share Director);—more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed;—more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and
- 4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed.
The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining directors’ nomination rights.
Affiliates and Successors have the meaning set out in the Articles of Association.
The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members.
According to the Belgian Companies Code, at least one third of the directors have to be women. As a newly listed company having securities admitted to trade on Euronext Brussels on 11 October 2016, AB InBev needs to comply with this gender diversity requirement as from 1 January 2022. The company is, however, already compliant with this gender diversity requirement since April 2019. Following the appointment of Ms. Sabine Chalmers, Ms. Xiaozhi Liu and Ms. Cecilia Sicupira as Board members by the annual shareholders’ meeting of 24 April 2019, the number of women on our Board increased from two to five members (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years.
AB InBev – Annual Report 2021 ïƒ§ 61

The mandates of all three Restricted Share Directors, i.e. Messrs. Martin J. Barrington, William F. Gifford and Alejandro Santo Domingo, ended at the annual shareholders' meeting held on 28 April 2021. In accordance with article 19.4 (b) of our Articles of Association, their mandates were renewed for a one year term ending at the upcoming annual shareholders' meeting to be held on 27 April 2022.

The composition of Anheuser-Busch InBev's Board of Directors at the end of the reporting period is as follows:

Name	Date of birth Nationality	Function	Current Term started	Term expires
Independent Directors				
Xiaozhi Liu	1956, German	Non-Executive Independent director	2019	2023
Michele Burns	1958, American	Non-Executive Independent director	2020	2024
Elio Leoni Sceti	1966, Italian	Non-Executive Independent director	2020	2024
Directors upon proposal of the AB InBev Reference Shareholder				
Maria Asuncion Aramburuzabala	1963, Mexican	Non-Executive, Non-Independent director	2020	2024
Paul Cornet de Ways Ruart	1968, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Sabine Chalmers	1965, American	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2019	2023
Grégoire de Spoelberch	1966, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Alexandre Van Damme	1962, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Claudio Garcia	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023
Paulo Lemann	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2020	2024
Cecilia Sicupira	1981, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023
Roberto Thompson Motta	1957, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2020	2024
Directors upon proposal of the Restricted Shareholders (Restricted Share Directors)				
Martin J. Barrington	1953, American	Non-Executive director, nominated by Altria	2021	2022
William F. Gifford	1970, American	Non-Executive director, nominated by Altria	2021	2022
Alejandro Santo Domingo	1977, Colombian	Non-Executive director, nominated by Bevco	2021	2022

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently the chairperson of the Boards of Directors of Tresalia Capital, Abilia, Medistik and Red Universalia. She was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Coty, Consejo Mexicano de Negocios and is an Advisory Board member of ITAM School of Business.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor's Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor's Degree in Business Administration and a Master's Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Compensation Committee, Cisco Systems, where she chairs the Finance Committee, Etsy and Circle Online Financial, a private company. From 2003 until

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2013, she served as a director of Wal-Mart Stores. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.
Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the
Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a Bachelor’s Degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel and Director of Regulatory Affairs of BT Group plc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.
Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a
Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Adrien Invest, Floridienne S.A. and several privately held companies.
Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Lojas Americanas, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City.
Mr. Gifford is a representative of the Restricted Shareholders. Born in 1970, he is an American citizen and graduated from
Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Chief Executive Officer of Altria
Group. Prior to his current position, Mr. Gifford served as Vice Chairman and Chief Financial Officer of Altria Group from
May 2018 until April 2020 with responsibility for overseeing Altria’s financial functions, core tobacco businesses and sales and distribution business. Prior to that he served as Executive Vice President and Chief Financial Officer from March 2015 until May 2018. Since joining Philip Morris USA, an Altria subsidiary, in 1994, he has served in numerous leadership roles including President and Chief Executive Officer of Philip Morris USA and Vice President and Treasurer for Altria, and has led various functions including Finance, Strategy and Business Development and Market Information and Consumer Research. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.
Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lojas Americanas, Lemann Foundation and Lone Pine Capital.
Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista postgraduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors.
He is Chief Crafter and Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG.
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Mr. Leoni Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut and is a director at the Kraft Heinz Company. His roles in the non-profit space include being a Trustee and Counsellor at One Young World (young leaders from over 190 countries), and Chairman of the U.K. board at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group—whose brands are Birds Eye, Findus & Iglo—until May 2015, when the company was sold to Nomad Foods; Global CEO of EMI Music from 2008 to 2010; and—prior to EMI—an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations.
Dr. Liu is an independent member of the Board. Born in 1956 in China, she is a German citizen and is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv and Johnson Matthey Plc. Previously, she held various senior executive positions, including Chairman and CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales and Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG from 2009 to 2011 and an independent director of Fuyao Glass Group from 2013 to 2019. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing and sales, mergers and acquisitions, including in the United States, Europe and China at global Top 500 companies and
Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a Master’s Degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a Bachelor’s Degree in Electrical Engineering at Xian
Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives.
Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of SABMiller Plc until 2016, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of JDE Peet’s N.V., an international coffee and tea company, ContourGlobal plc, a diversified international power generation company, LifeTime, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Advanced Merger Partners, Inc., a special purpose acquisition company affiliated with Houlihan Lokey, Inc., Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundacion Mario Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundacion Pies Descalzos, a foundation focused on assisting impoverished children in
Colombia. He is a member of Harvard University’s Global Advisory Council (GAC).
Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a Bachelor’s
Degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira previously served on the board of Lojas Americanas S.A, Ambev S.A., Restaurant Brands International and São Carlos Empreendimentos S.A. Ms. Sicupira began her career in 2004 as an analyst within Goldman
Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.
Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.
Mr. Roberto Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. He is a co-founder and member of the Investment Committee of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson serves on the Board of Directors of AB InBev and has served on the Board of Directors of Ambev S.A. since 2001 and StoneCo Ltd since 2018 where he chairs the Finance Committee. He previously served on the board of Restaurant Brands International. He was one of the founding partners of GP Investments Ltd. and a member of its Board of
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Directors until 2010. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of Pennsylvania, The International Council of The Metropolitan Museum of Art in New York and a Patron of the Museum of Modern Art of São Paulo.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg). He is a member of the Board of the Kraft Heinz Company.

2.2. Functioning

In 2021, the Board of Anheuser-Busch InBev held 10 meetings. The Board discussed the geographical zones in which the company has operations at multiple meetings. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical zone and market, which included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. The Board aims to hold its meetings in person multiple times a year. However, as a result of Covid-19 related risks and travel restrictions, the Board was only able to hold one in-person meeting in 2021.

Other major Board agenda items in 2021 included Covid-19 impact and response; the long-range plan (10YP); the company's purpose; achievement of targets; sales figures and brand health; reporting and budget; consolidated results; strategic direction; culture and people, including diversity & inclusion, CEO succession and management succession planning; new and ongoing investment; capital market transactions; financial profile; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability; risk management and compliance as well as discussions on governance and Board succession planning.

The average attendance rate at Board meetings in 2021 was 99%.

In 2021, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

As per the date of this report, the composition of the Committees is as follows:

	Audit Committee	**Nomination Committee**	**Finance Committee**	**Remuneration Committee**
Maria Asuncion Aramburuzabala				
Martin J. Barrington	Member	Member		
Michele Burns	Chair		Member	Member
Sabine Chalmers		Member		
Paul Cornet de Ways Ruart			Member	
Grégoire de Spoelberch			Chair	
Claudio Garcia		Chair		Chair
William F. Gifford			Member	
Paulo Lemann			Member	
Xiaozhi Liu	Member			
Alejandro Santo Domingo			Member	
Elio Leoni Sceti	Member			Member
Cecilia Sicupira		Member		
Roberto Thompson Motta			Member	
Alexandre Van Damme		Member		

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AUDIT COMMITTEE
In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non-executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns has extensive experience in accounting and audit matters. Reference is made to section 2.1 for a short biography and an overview of her qualifications and experience.
A majority of the voting members of the Audit Committee are independent directors as defined in the company’s Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended.
In 2021, the Audit Committee met eight times. During its meetings, the Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company’s Compliance Program. Obligations under Sarbanes Oxley, the review of the independence of the external auditor, the company’s data privacy and cybersecurity programs and a quarterly status update of significant litigation were some of the other important topics on the agenda of the Committee in 2021. The members of the Committee attended all meetings, except for Ms. Burns who was absent at one meeting (97% average attendance rate).
FINANCE COMMITTEE
The Finance Committee met five times in 2021. Committee discussions included treasury updates and overall risk management strategy including but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions and dividends. The members of the Committee attended all meetings, except for Mr. Gifford who was absent at one meeting (97% average attendance rate).
NOMINATION COMMITTEE
The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders’ meeting.
The Nomination Committee met six times in 2021. Discussions included CEO succession, the nomination of directors for appointment or renewal, management targets, the global management trainee program and succession planning for key executive functions. The members of the Committee attended all meetings (100% average attendance rate).
REMUNERATION COMMITTEE
In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members, i.e. Ms. Michele Burns and Mr. Elio Leoni Sceti, qualify as independent directors under Belgian law.
The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the
Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and members of the ExCom and members of the SLT.
The Remuneration Committee met seven times in 2021. Discussions included achievement of targets, Executive and Board compensation, executive shares, restricted stock units and options schemes, Long Term Incentive grants, new compensation models and special incentives. The members of the Committee attended all meetings (100% attendance rate).
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2.3. Evaluation of the Board and its committees
For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The Board discusses the results of this evaluation in executive session in the absence of management. A third party may act as facilitator.
As part of this evaluation process, each director is requested to comment on and evaluate the following topics:
• effectiveness of Board and committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre-read); • the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company); • effectiveness of oversight of management and interaction with management; • composition and size of the Board and committees. Examples of relevant criteria that are considered include:—director independence: an affirmative determination as to the independence in accordance with the independence criteria published in the Corporate Governance Charter.
- other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities.
- disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted.
- skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance.
Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board. Advice can be requested from a third-party expert.
The evaluation of the Audit Committee is a recurring agenda item for the Committee and is performed about once a year. This evaluation is discussed at a Committee meeting and includes assessment of its planning going forward, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board.
2.4. Certain transactions and other contractual relationships
There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies Code.
The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose.
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3. Chief Executive Officer and Executive Management
The Chief Executive Officer (CEO) is entrusted by the Board with the responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal & Corporate Affairs Officer.
The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management. It reports to the CEO and works with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board.
As per 1 January 2022, our Executive Committee consisted of the following members:
Michel Doukeris CEO David Almeida Chief Strategy and Technology Officer
Fernando Tennenbaum Chief Financial Officer John Blood Chief Legal & Corporate Affairs Officer and Corporate Secretary
Notes:
(1) Carlos Brito, former CEO, was a member of the ExCom until 30 June 2021.
(2) Michel Doukeris, CEO, became a member of the ExCom on 1 July 2021, succeeding Carlos Brito.
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4. Senior Leadership Team

The Senior Leadership Team (SLT) was established with effect as from 1 January 2019. The SLT reports to the Chief Executive Officer and consists of the members of the ExCom, all other functional Chiefs and Zone Presidents, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report to the Board of Directors of Ambev and Bud APAC respectively.

The SLT has an advisory role to the Board and the ExCom and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board.

As per 1 January 2022, our Senior Leadership Team consisted of the following members:

Michel Doukeris – CEO			
Members of the ExCom (other than the CEO)		**Zone presidents**	
David Almeida	Chief Strategy and Technology Officer	Jan Craps	Asia Pacific (APAC)
John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary	Jean Jereissati	South America
Fernando Tennenbaum	Chief Financial Officer	Carlos Lisboa	Middle Americas
Other Functional Chiefs		Ricardo Moreira	Africa
Ezgi Barcenas	Chief Sustainability Officer	Jason Warner	Europe
Katherine M. Barrett	General Counsel	Brendan Whitworth	North America
Pedro Earp	Chief Marketing & ZX Ventures Officer		
Lucas Herscovici	Chief Sales Officer		
Nelson Jamel	Chief People Officer		
Peter Kraemer	Chief Supply Officer		
Pablo Panizza	Chief Direct to Consumer Officer		
Ricardo Tadeu	Chief B2B Officer		

Michel Doukeris is AB InBev's Chief Executive Officer since 1 July 2021. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master's Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev's China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business since January 2018.

David Almeida is AB InBev's Chief Strategy and Technology Officer since 29 April 2020. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor's Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev's head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Ezgi Barcenas is AB InBev's Chief Sustainability Officer since August 2021. Born in 1984, Ms. Barcenas is a dual citizen of Cyprus and the US and holds a bachelor's degree in Biomedical and Electrical Engineering from Vanderbilt University, a master's degree in Environmental Health from Harvard School of Public Health and an MBA degree from The University of Chicago Booth School of Business. Since joining the company in 2013 through the Global MBA Program, Ms. Barcenas has held key roles within the Corporate Affairs and Procurement functions. She most recently served as the Global Vice President of Sustainability. Prior to joining AB InBev, she worked in international trade, public health and international development.

Katherine Barrett is AB InBev's General Counsel. Born in 1970, Ms. Barrett is a U.S. citizen and holds a bachelor's degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S.

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including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.
John Blood is AB InBev’s Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a
U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law
School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB
InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm.
Jan Craps is AB InBev’s Zone President Asia Pacific since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.
Pedro Earp is AB InBev’s Chief Marketing & ZX Ventures Officer since 1 January 2019. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Economics from the London School of Economics. Mr. Earp joined Ambev in 2000 as a Global Management Trainee in the Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth (now ZX Ventures) Officer of AB InBev in February 2015.
Lucas Herscovici is AB InBev’s Chief Sales Officer since August 2020. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. After years of leading Sales Strategy in Argentina, he moved to the Global Headquarters and in 2011 was responsible for opening the “Beer Garage”, AB InBev’s Global digital innovation office, based out of Palo Alto, California. After leading Digital
Marketing and Consumer connections for USA, he later became Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until 31 December 2018. . He most recently served as Chief Non-Alcohol Officer until August 2020.
Nelson Jamel is AB InBev’s Chief People Officer since 29 April 2020. Born in 1972, Mr. Jamel is a Brazilian citizen and holds a bachelor’s and master’s degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. He most recently served as the Vice President of Finance and Technology for the North America Zone.
Jean Jereissati Neto is AB InBev’s Zone President South America and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing business. Most recently, Mr Jereissati held the role of Business Unit President for Brazil.
Peter Kraemer is AB InBev’s Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s degree in Business Administration from St. Louis University. He joined Anheuser-Busch 33 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.
Carlos Lisboa is AB InBev’s Zone President Middle Americas since 1 January 2019. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB
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InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until
31 December 2018.
Ricardo Moreira is AB InBev’s Zone President Africa since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018.
Pablo Panizza is AB InBev’s Chief Direct to Consumer Officer since 1 January 2019. Born in 1975, he is an Argentinean citizen and holds a degree in Industrial Engineering from Universidad de Buenos Aires. Mr. Panizza manages our Direct to Consumer business, coordinating cross-market initiatives, sharing best practices and shaping its strategy. He joined our company in 2000 as a Global Management Trainee in South America Zone and has spent almost two decades developing a career in the commercial area. After holding senior roles in Argentina and Global Headquarters, he led our business in Chile and Paraguay. He most recently served as Business Unit President for Argentina and Uruguay.
Ricardo Tadeu is AB InBev’s Chief B2B Officer since 1 July 2020. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief Sales Officer and before that he held the role as Zone President Africa until 31 December 2018.
Fernando Tennenbaum is AB InBev’s Chief Financial Officer since 29 April 2020. Born in 1977, Mr. Tennenbaum is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A.
Jason Warner is AB InBev’s Zone President Europe since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in
July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing
VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé.
Brendan Whitworth is AB InBev’s Zone President North America and CEO of Anheuser-Busch since 1 July 2021. Born in
1976, he is a US citizen and holds an MBA degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency.
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5. Internal Control and Risk Management Systems
The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite.
Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure.
The company’s major risk factors and uncertainties are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report.
The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal control system is based upon COSO’s Internal Control – Integrated Framework of 2013 and its risk management system is based on COSO’s
Enterprise Risk Management Framework of 2017.
5.1 Financial reporting
The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that: • pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets; • provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; • provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Internal control over financial reporting includes the assessment of the relevant risks, the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December
2021. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2021, the company maintained effective internal control over financial reporting.
The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
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In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in the Section and the rules implementing such act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission.
5.2 Internal Audit
The company has a professional and independent internal audit (risk management) department. The appointment of the
Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion.
Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to verify corrective action has been taken.
5.3 Compliance
AB InBev has an Ethics & Compliance Program which fosters a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy, which are available on the company’s website and intranet. The Ethics & Compliance Program further promotes compliance with applicable laws and regulations and the completion of a periodic certification by management of compliance with the Code of Business Conduct.
A set of internal controls and a data analytics tool have been implemented and are periodically assessed by the Global and Local Ethics & Compliance Committees and the Audit Committee.
The Global Ethics & Compliance Committee, chaired by the company’s Global Vice President, Ethics & Compliance, assesses regulatory; ethical and compliance risks for the company from a global perspective and provides strategic direction for the activities of the Ethics and Compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local ethics and compliance matters.
The Audit Committee reviews the operation of the Ethics & Compliance Program and the results of any compliance reviews or reports submitted through the company’s global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s business, including material notices to or inquiries received from governmental agencies. In addition, the Board of Directors dedicated time in 2021 to a review of the company’s compliance function and programs, including in the areas of data privacy and cybersecurity.
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6. Shareholders' structure

6.1. Shareholders' structure

The following table shows the shareholders' structure of Anheuser-Busch InBev as at 31 December 2021 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2021 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the US Securities and Exchange Commission.

Major shareholders	Number of Shares	% of voting rights (1)
Holders of Ordinary Shares		
1. **Stichting Anheuser-Busch InBev**, a stichting incorporated under Dutch law (the "Reference Shareholder")	663,074,832	33.47%
2. **EPS Participations Sàrl**, a company incorporated under Luxembourg law, affiliated to EPS, its parent company	129,992,215	6.56%
3. **EPS SA**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with BRC	99,999	0.01%
4. **BRC Sàrl**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with EPS	34,670,040	1.75%
5. **Rayvax Société d'Investissements SA**, a company incorporated under Belgian law	50,000	0.00%
6. **Sébastien Holding SA**, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	0	0.00%
7. **Fonds Verhelst SRL,** a company with a social purpose incorporated under Belgian law	0	0.00%
8. **Fonds Voorzitter Verhelst SRL**, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SRL with a social purpose, that controls it	6,997,665	0.35%
9. **Stichting Fonds InBev-Baillet Latour**, a stichting incorporated under Dutch law	0	0.00%
10. **Fonds Baillet Latour SC**, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	5,485,415	0.28%
11. **LTS Trading Company LLC**, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira within the meaning of Article 3, §2 of the Takeover Law	4,468	0.00%
12. **Olia 2 AG**, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law	259,000	0.01%
13. **BR Global Investments GP**, a company incorporated under Luxembourg law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira within the meaning of Article 3, §2 of the Takeover Law	304,663	0.02%
14. **Santa Venerina**, a company incorporated under the laws of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	4,408,563	0.22%
Holders of Restricted Shares		
1. **Altria Group Inc.** (2)	185,115,417	9.34%
2. **Bevco Lux Sàrl** (3)	96,862,718	4.89%

(1) Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,981,024,587). As at 31 December 2021, there were 2,019,241,973 shares in issue including 38,217,386 Ordinary Shares held in treasury by AB InBev and certain of its subsidiaries.

(2) In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria Group Inc. further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016, implying an aggregate ownership of 9.97% based on the number of shares with voting rights as at 31 December 2021.

(3) In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. Bevco Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.19% based on the number of shares with voting rights as at 31 December 2021.

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The first fourteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the eleventh, twelfth, thirteenth and fourteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with (a) article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis prior to 31 December 2021, in aggregate, 845,346,860 Ordinary Shares, representing 42.67% of the voting rights attached to the shares outstanding as of 31 December 2021 excluding treasury shares.
6.2. Shareholders’ arrangements
Stichting Anheuser-Busch InBev (the Reference Shareholder) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter
Verhelst SRL with a social purpose, and (c) the largest holders of Restricted Shares in the company (the Restricted Shareholders).
A. REFERENCE SHAREHOLDER’S AGREEMENT
In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old
Anheuser-Busch InBev through the Reference Shareholder (except for approximately 131 million shares held directly or indirectly by EPS and approximately 35 million shares held dirWectly by BRC based on the most recent shareholding disclosure received by the company as at 31 December 2021). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the 2016 Shareholders’
Agreement).
The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the Shares) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations.
The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference Shareholder certificates.
Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors.
The 2016 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting of AB InBev to determine how the Shares held by the Reference Shareholder are to be voted.
The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that
AB InBev – Annual Report 2021 ïƒ§ 75

does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.
Pursuant to the 2016 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting of AB InBev nine candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Reference Shareholder board of directors.
The 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.
B. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND THE FOUNDATIONS
In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SRL with a social purpose. This agreement provides for consultations between the three bodies before any shareholders’ meetings of AB InBev to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SRL with a social purpose will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034.
C. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND SOME RESTRICTED SHAREHOLDERS
On 8 October 2016, the Reference Shareholder and each holder of Restricted Shares (such holders being the Restricted
Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably: • the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company;
• each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted
Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the
Articles of Association; and
• each Restricted Shareholder is required not to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, in favour of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association).
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7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007
According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items:
7.1. Capital structure and authorizations granted to the Board
The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the Ordinary Shares), except for the restricted shares which were issued as part of the combination with SAB and remain outstanding from time to time (the Restricted Shares). Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2021, as of 1 January 2022, 282,106,366 Restricted Shares remain outstanding compared to 1,737,135,607 outstanding Ordinary Shares. As of that date, Ordinary Shares represented 86.03% of the capital while Restricted Shares represented 13.97% of the capital. Ordinary Shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market.
Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting.
The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 26 April 2017, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 26 April 2017 (i.e. 2,019,241,973). This authorization has been granted for five years. It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital. In anticipation of the upcoming expiration of this authorization, the Board of Directors intends to propose to the upcoming annual shareholders’ meeting to be held on 27 April 2022 to renew such authorization for a period of five years.
AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for five years as from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 28 April 2021 (i.e., until 1 June 2026).
7.2. Voting rights and transferability of shares and shareholders’ arrangements
VOTING RIGHTS, QUORUM AND MAJORITY REQUIREMENTS
Each share entitles the holder to one vote. In accordance with article 7:217, §1 and article 7:224 of the Belgian Companies Code, the voting rights attached to shares held by Anheuser-Busch InBev and its subsidiaries are suspended.
Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following:
i. any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company (except for capital increases decided by the Board pursuant to the authorized capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate of at least
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50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account);
ii. any authorization to repurchase of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account);
iii. any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account);
iv. resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and
v. any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement.
As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger.
TRANSFERABILITY OF SHARES
Ordinary Shares are freely transferable.
As far as Restricted Shares are concerned, until 10 October 2021, no Restricted Shareholder was able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association. Since 11 October 2021, these transfer restrictions are no longer applicable, but Restricted Shares shall automatically convert into Ordinary Shares (on a one-for-one basis) upon any transfer, sale, contribution or other disposal of Restricted Shares as set out below.
CONVERSION
Voluntary conversion
Since 11 October 2021, each Restricted Shareholder has the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election at any time.
Automatic conversion
The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.: i. upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges; ii. immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or iii. upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code. SHAREHOLDERS ARRANGEMENTS Please refer to section 6.2 above. AB InBev – Annual Report 2021 ïƒ§ 78

7.3. Significant agreements or securities of Anheuser-Busch InBev that may be impacted by a change of control on the company
1. REVOLVING CREDIT AND SWINGLINE FACILITIES AGREEMENT
The company entered, on 16 February 2021, into an Amendment and Restatement Agreement in respect of its existing Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010, as amended from time to time and for the last time pursuant to an Amendment Letter dated 27 October 2015 (the “Original Facilities Agreement” and, as amended and restated by the Amendment and Restatement Agreement, the “Restated Facilities Agreement”).
The Original Facilities Agreement was originally entered into by the old Anheuser-Busch InBev SA/NV, and was transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old Anheuser-Busch InBev SA/NV, that took place on 10 October 2016 in the framework of the combination with SAB.
The total commitments of the Original Facilities Agreement were, immediately prior to the effective date of the Amendment and Restatement Agreement, USD 9,000,000,000 and, following the effective date of the Amendment and Restatement Agreement, USD 10,100,000,000. Pursuant to the Amendment and Restatement Agreement, the maturity of the Original Facilities Agreement was extended from August 2022 under the Original Facilities Agreement to February 2026 under the Restated Facilities Agreement.
The Restated Facilities Agreement contains a clause 17 (Mandatory Prepayment) that grants, in essence, to any lender under the Restated Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the Restated Facilities Agreement (and certain related documents). Pursuant to the Restated Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining
Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding
(whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the
Company, (a) “the direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise or (b) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting; or (ii) appoint or remove all, or the majority, of the directors or other equivalent officers; or (iii) give directions to management with respect to the operating and financial policies of the entity with which the directors or other equivalent officers of the Company are obliged to comply”.
In accordance with article 7:151 of the Belgian Companies Code, clause 17 (Mandatory Prepayment) of the Restated
Facilities Agreement was approved by the annual shareholders’ meeting of the Company held on 28 April 2021. Similar clauses were, in respect of the Original Facilities Agreement, approved by the shareholders meeting of old Anheuser-Busch InBev SA/NV on 27 April 2010 and 27 April 2016 in accordance with the then Article 556 of the 2009 Belgian Companies Code.
As of 31 December 2021, no drawdowns were outstanding under the Original Facilities Agreement.
2. EMTN PROGRAM
In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of
Anheuser-Busch InBev SA/NV and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the “EMTN Program”), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of
Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of
Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control
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of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”.
If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade.
The change of control provision above is included in the Final Terms of:
• the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009; • the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February
2014);
• the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014); • the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company); • the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and • the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010.
The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on
28 April 2009 and 27 April 2010, respectively.
There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010.
As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put).
In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the “Notes”) to consider certain amendments to the terms and conditions applicable to those Notes (the “Participation Solicitation”). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev.
Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016.
The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev
(formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with
SAB.
3. US DOLLAR NOTES
In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26
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March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the
“Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September
2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of
USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide
Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the
Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”.
The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade.
A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28
April 2009 with respect to:
• the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD
2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”).
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A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to: • the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014
(Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15
November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD
450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.
• the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012
(Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) (the “Unregistered Notes issued in October 2009”) each issued by
Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.
• the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000
6.375 % Notes due 2040 (partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev
Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.
The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev
(formerly “Newbelco”) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with
SAB.
4. NOTES ISSUED UNDER ANHEUSER-BUSCH INBEV’S SHELF REGISTRATION STATEMENT FILED ON
FORM F-3.
For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser-
Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV).
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8. Remuneration
8.1. Remuneration policy
The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the remuneration of other executives of the company, including the other members of the Senior Leadership Team (SLT), are purely for information purposes. It will be submitted to the approval of the annual shareholders’ meeting of 27 April 2022.
The description of the remuneration policy in this section 8.1 Remuneration policy reflects changes that have been made to the policy that was approved by the annual shareholders’ meeting in 2021. These changes were made by the Board upon the recommendation of the Remuneration Committee following an extensive benchmarking exercise, with the objective of further aligning the remuneration policy to market practice and fostering the company’s sustainable and long-term commitment to shareholder value creation and its talent retention strategy. These changes will apply in respect of the remuneration due to the CEO and the other members of the ExCom subject to the approval of the remuneration policy by the annual shareholders’ meeting of 27 April 2022. These changes are summarized in section 8.1.4 of this
Remuneration policy.
8.1.1. REMUNERATION COMMITTEE
The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the Chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies and Associations Code and the 2020 Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee.
The Remuneration Committee meets four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members.
The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter.
The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. Its objective is that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees.
AB InBev’s compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the members of the ExCom and the other members of the SLT. Particularly, the Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting pay outcomes for employees across the workforce and any material changes to the structure of workforce compensation.
The Remuneration Committee prepares (and revises as the case may be) the remuneration policy and the remuneration report.
In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification.
As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so.
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In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board.
As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting.
8.1.2. REMUNERATION POLICY OF THE DIRECTORS
A. Remuneration governance
The Remuneration Committee recommends the remuneration for directors, including the Chairperson and the directors sitting on one or more of the Board committees. In so doing, it benchmarks from time to time directors’ remuneration against peer companies, as the case may be, with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting.
In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses.
The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the
Remuneration Committee.
B. Structure of the remuneration
The remuneration of the directors comprises a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units, which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various committees and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company.
Restricted Stock Units corresponding to a fixed value in euro are granted to the members of its Board as part of the fixed remuneration for the exercise of their duties. The Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Such Restricted Stock Units therefore qualify as fixed remuneration, as recommended by the 2020 Belgian Corporate Governance Code.
Contrary to the soft law recommendation of the 2020 Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the 2020 Belgian Corporate Governance Code.
C. Other
The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses).
The company does not provide pensions, medical benefits or other benefit programs to directors.
8.1.3. REMUNERATION POLICY OF THE EXCOM
The company’s remuneration policy is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables the company to attract and retain the best talent at global levels.
Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged (see section 8.1.3.A.b).
The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee.
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All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set with the goal of fostering the company’s sustainable and long-term commitment to shareholder value creation and its talent retention strategy. Criteria and objectives are reviewed by the Remuneration Committee and the Board to promote alignment with the company’s business objective and strategic ambition.
The targets for each of the performance KPIs and business and individual objectives of the CEO and the other members of the ExCom and SLT are set and assessed by the Board based on a pre-determined performance matrix, upon recommendation of the Remuneration Committee. The target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT are assessed by the Remuneration Committee.
The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the
Remuneration Committee, subject to the approval of the shareholders’ meeting where required.
A. Components of executive remuneration
Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long-term stock options, (d) pension schemes and (e) other components.
The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure puts a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met.
a. Base salary
To promote alignment with market practice, executives’ base salaries are reviewed overall against benchmarks. These benchmarks are collected by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 global leading peer companies (Peer Group) is used when available. The Peer Group is comprised of companies with a similar size to AB InBev, with the majority of them belonging to the consumer goods sector, and each shares a complex and diverse business model and operate in talent and labor markets similar to AB InBev.
The Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant. It may be revised from time to time as the company evolves.
If Peer Group data are not available for a given role, Fortune 100 companies’ data are used.
Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation at target is intended to be 10% above the third quartile.
b. Variable performance-related compensation (bonus) – Share-based compensation plan
Variable performance-related compensation (bonus) is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance.
The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. Company performance below or above target will result in a bonus payout that is lower or higher than the theoretical on-target amount, subject to a cap. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of exceptional circumstances.
The effective payout of variable performance-related compensation (bonus) is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. If, on the other hand, the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle.
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Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. Examples of key performance metrics are:
• EBITDA (organic)
• Cash Flow Generation
• Net Revenue Growth
• Market Share
• Sustainability targets
These performance metrics may evolve over time. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the company’s strategic priorities. Further details on the metrics for a given financial year are included in the remuneration report for such year.
Individual performance targets of the CEO and the other members of the ExCom may consist of financial and non-financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include brand development, operations and innovation, sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics. Typical individual performance measures in the latter areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives.
The target achievement for each of the performance metrics and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve with a cap, subject to a hurdle of achievement for individual targets. The hurdle is set at the minimum acceptable level of individual performance to trigger eligibility for a bonus pay-out.
The variable performance-related compensation (bonus) is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, it may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half is paid after publication of the full year results.
Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some (up to 60%) or all of its value in company shares (Voluntary Shares).
Voluntary Shares are:
• existing ordinary shares;
• entitled to dividends paid as from the date of grant; • subject to a lock-up period of three years; and
• granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of Restricted Stock Units, subject to specific restrictions or forfeiture provisions in the event of termination of service (Discounted Shares).
Executives who invest in Voluntary Shares will also receive a company shares match of one and a half matching shares for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of Restricted Stock Units (Matching Shares).
The Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a three-year period. No performance conditions apply to the vesting of the Restricted Stock Units. However, Restricted Stock Units will only be granted under the double condition that the executive: • has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and • has agreed to reinvest all or part of his/her variable compensation in company shares, which are subject to a lockup as indicated above (ownership condition).
Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the Restricted Stock Units.
AB InBev – Annual Report 2021 ïƒ§ 86

In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 7:91 of the Belgian Companies and Associations Code, as it allows:
1. for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in company Voluntary Shares. Such voluntary investment also leads to a grant of Matching Shares in the form of Restricted Stock Units, which vest over a three-year period, promoting sustainable long-term performance; and
2. for the Voluntary Shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of minimum three years. Nonetheless, the Voluntary Shares are subject to a lock-up period of three years.
c. Long-term incentives
Annual long-term incentives
Subject to management’s assessment of the executive’s performance and future potential, members of our senior management may be eligible for an annual long-term incentive paid out in Restricted Stock Units, Performance Stock Units and/or stock options. Any grant of annual long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. Grants to executives of a certain seniority, including members of the ExCom and SLT, will primarily take the form of a combination of Restricted Stock Units and Performance Stock Units.
Long-term Restricted Stock Units have the following features:
• a grant value determined on the basis of the market price or an average market price of the share at the time of grant; • upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; • the Restricted Stock Units cliff vest over a three-year period; and • in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply.
Long-term Performance Stock Units have the following features:
• a grant value determined on the basis of the market price or an average market price of the share at the time of grant; • the Performance Stock Units cliff vest over a three-year period; • upon vesting of the Performance Stock Units, the number of shares to which such Units shall entitle their holders shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder
Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap; and • in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply.
Long-term incentive stock options have the following features:
• an exercise price equal to the market price or an average market price of the share at the time of grant; • a maximum lifetime of 10 years and an exercise period that starts after five years; • upon exercise, each option entitles the option holder to purchase one share; • the options cliff vest after five years; and • in the event of termination of service before the vesting date, forfeiture rules will apply.
AB InBev – Annual Report 2021 ïƒ§ 87

Exceptional long-term incentives
Restricted Stock Units, Performance Stock Units or stock options may be granted from time to time to members of the senior management of the company: • who have made a significant contribution to the success of the company; or • who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or
• to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda.
Vesting of such Restricted Stock Units, Performance Stock Units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g. relative TSR) or non-market conditions (e.g. an EBITDA compounded annual growth rate).
Grants will primarily take the form of Restricted Stock Units. Any grant of exceptional long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee.
By way of example, the following historic exceptional long-term incentive plans are currently in place:
1. 2020 Incentive Plan: options could be granted to selected members of the senior management of the company, who were considered to be instrumental in helping the company to achieve its ambitious growth target.
Each option gives the grantee the right to purchase one existing share. An exercise price is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after five years. The options only become exercisable provided a performance test is met by the company. This performance test is based on a net revenue amount which must be achieved by 31 December 2022 at the latest.
2. Integration Incentive Plan: options could be granted to selected members of the senior management of the company considering the significant contribution that these employees could make to the success of the company and the achievement of integration benefits.
Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years from grant and vest on 1 January 2022 and only become exercisable provided a performance test is met by the company by 31 December 2021 at the latest. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country or zone specific or function specific targets. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.
3. Incentive Plan for SAB employees: options could be granted to employees of former SAB. The grant resulted from the commitment that the company made under the terms of the combination with SAB that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the group.
Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.
4. Long Run Stock Options Incentive Plan: options can be granted to selected members of the company’s senior management to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by Anheuser-Busch InBev. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.
Upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans.
AB InBev – Annual Report 2021 ïƒ§ 88

Other recurring long-term Restricted Stock Unit programs
Several recurring specific long-term Restricted Stock Unit programs are in place:
1. A base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to members of the company’s senior management.
In addition to the annual Long-term Restricted Stock Units described above (see section 8.1.3.A.c Annual long-term incentives), under this program, Restricted Stock Units can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g. for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the Restricted Stock Units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. Any grant under long-term Restricted Stock Unit programs to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee.
2. A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (People bet share purchase program) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of up to three Matching Shares for each share invested or, as the case may be, a number of Matching Shares corresponding to a fixed monetary value that depends on seniority level. The Matching Shares are granted in the form of Restricted Stock Units which vest after five years. In the event of termination before the vesting date, specific forfeiture rules apply. Since 2016, instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules.
Exchange of share ownership program
From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and promote that the interests of these managers are fully aligned with AB InBev’s interests, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares.
Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period.
Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives
Two programs which are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations are in place:
1. The Exchange program: under this program, the vesting and transferability restrictions of the Series A options granted under the November 2008 Exceptional Option Grant and of the options granted under the April 2009 Exceptional Option Grant could be released, e.g. for executives who moved to the United States. These executives were then offered the possibility to exchange their options for ordinary AB InBev shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period). Since the Series A options granted under the November 2008 Exceptional Option Grant and the options granted under the April 2009 Exceptional Option Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program has now become applicable to the Series B options granted under the November 2008 Exceptional Option Grant. Under the extended program, executives who are relocated, e.g. to the United States, can be offered the possibility to exchange their Series B options for ordinary Anheuser-Busch shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up period). As a variant to this program, the Board also approved the recommendation of the Remuneration Committee to allow the early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Option Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of the options must, in principle, remain blocked until 31 December 2023.
2. The Dividend waiver program: where applicable, the dividend protection feature of the outstanding options owned by executives who move to the United States is being cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and
AB InBev – Annual Report 2021 ïƒ§ 89

forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned.
There is also a possible early release of vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the Restricted Stock Units must remain blocked until the end of the initial vesting period.
d. Pension schemes
Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans.
e. Other benefits
The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses).
Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices.
B. Minimum threshold of shares to be held by members of the ExCom
The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment.
C. Main contractual terms and conditions of employment of members of the ExCom
The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations under their employment agreements.
The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee.
The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations.
D. Reclaim of variable remuneration
The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the Restricted Stock Units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and
Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the Restricted Stock Units or exercise of the stock options.
AB InBev – Annual Report 2021 ïƒ§ 90

8.1.4. SUMMARY OF CHANGES TO THE REMUNERATION POLICY
As set out in the introduction to this remuneration policy, changes have been made to the remuneration policy compared to the policy that was approved by the annual shareholders’ meeting in 2021. These changes are summarized as follows:
• starting with any bonuses to be paid in respect of financial year 2022 onwards, the voluntary shares acquired by executives who elect to invest some of the cash value of their bonus in company shares will be subject to a lockup of three years, and the matching shares and discounted shares delivered in the form of Restricted Stock Units to such executives will be subject to a vesting period of three years. Previously, a single lock-up and vesting period of five years applied, except in respect of financial years 2020 and 2021, when half of the voluntary shares and Restricted Stock Units were subject to a lock-up and vesting period, respectively, of three years and the other half of five years; • starting with any bonuses to be paid in respect of financial year 2022 onwards, the number of matching shares will be one and a half matching shares to one (1.5 to 1) for each voluntary share invested by the executive up to a limited total percentage (60%) of the bonus. In respect of prior financial years, such matching was three to one (3 to 1) for each voluntary share invested by the executive up to 60% of the bonus; • starting with the bonuses to be paid in respect of financial year 2022 onwards, if the total company and/or relevant business units do not achieve their target hurdles, executives will receive a limited portion of their bonus if they achieve their individual target hurdle. In respect of prior financial years, no bonus would be earned if the total company and/or relevant business units target hurdles were not reached, irrespective of the individual target achievement; • starting with grants in respect of financial year 2022 onwards, the long-term incentives grants for executives of a certain seniority (including members of the ExCom and SLT) will primarily take the form of a combination of Restricted Stock Units and Performance Stock Units, both with a three-year vesting period. Such Performance
Stock Units will entitle their holders to a number of shares based on the percentile level at which the company’s three-year total shareholders’ return stands as compared to a representative sample of listed companies. In respect of prior financial years, all grants consisted exclusively of stock options or Restricted Stock Units with vesting periods ranging between ten years, five years or three (50%) and five (50%) years.
These changes will apply in respect of the remuneration due to the CEO and the other members of the ExCom subject to the approval of the remuneration policy by the annual shareholders’ meeting of 27 April 2022.
AB InBev – Annual Report 2021 ïƒ§ 91

8.2. Remuneration report

This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. The remuneration granted to directors and members of the ExCom with respect to financial year 2021 is in line with the remuneration policy. It is designed to support the company's high-performance culture and the creation of long-term sustainable value for its shareholders and promotes alignment with shareholders' interests by strongly encouraging executive ownership of shares in the company.

The remuneration report will be submitted to the approval of the annual shareholders' meeting of 27 April 2022.

8.2.1. REMUNERATION REPORT RELATING TO DIRECTORS

A. General overview

a. Cash remuneration

The fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500.

In addition, a fixed annual retainer applies as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several committees.

b. Share-based remuneration

The share-based portion of the remuneration of the directors of the company is granted under the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors.

Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the above amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders' meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings).

B. Individual director remuneration

Individual director remuneration for 2021 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of Restricted Stock Units granted (2)
Maria Asuncion Aramburuzabala	10	75,000	0	75,000	3,444
Martin J. Barrington	10	255,000	21,000	276,000	9,472
Michele Burns	10	127,500	42,000	169,500	6,028
Sabine Chalmers	10	75,000	7,000	82,000	3,444
Paul Cornet de Ways Ruart	10	75,000	7,000	82,000	3,444
Grégoire de Spoelberch	10	75,000	14,000	89,000	3,444
Claudio Garcia	10	75,000	28,000	103,000	3,444
William F. Gifford (1)	8	0	0	0	0
Paulo Lemann	10	75,000	7,000	82,000	3,444
Xiaozhi Liu	10	75,000	14,000	89,000	3,444
Alejandro Santo Domingo	10	75,000	7,000	82,000	3,444
Elio Leoni Sceti	10	75,000	21,000	96,000	3,444
Cecilia Sicupira	10	75,000	7,000	82,000	3,444
Roberto Thompson Motta	10	75,000	7,000	82,000	3,444
Alexandre Van Damme	10	75,000	7,000	82,000	3,444
All directors as a group		**1,282,500**	**189,000**	**1,471,500**	**56,828**

(1) William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2021 and before.

(2) No Restricted Stock Units granted to Directors vested in 2021.

AB InBev – Annual Report 2021 | 92

C. Options owned by directors

The table below sets forth, for each of the company's current directors, the number of LTI stock options they owned as of 31 December 2021 (1). LTI options are no longer awarded to directors (last grant on 25 April 2018)[1].

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	
Grant date	**25 April 2018**	**26 April 2017**	**27 April 2016**	**29 April 2015**	**30 April 2014**	**Number of LTI stock options owned**
Expiry date	**24 April 2028**	**25 April 2027**	**26 April 2026**	**28 April 2025**	**29 April 2024**	
Maria Asuncion Aramburuzabala	15,000	15,000	15,000	15,000	0	60,000
Martin J. Barrington	0	0	0	0	0	0
Sabine Chalmers (2)	0	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	0	76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	75,000
Claudio Garcia (2)	0	0	0	0	0	0
William F. Gifford (3)	0	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	0	60,000
Xiaozhi Liu	0	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	0	30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0	60,000
Cecilia Sicupira	0	0	0	0	0	0
Roberto Thompson Motta	0	0	0	0	15,000(4)	15,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	75,000
Strike price (Euro)	**84.47**	**104.50**	**113.25**	**113.10**	**80.83**	

(1) At the annual shareholders' meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2021, no LTI stock options listed in the above table were exercised by directors.

(2) Claudio Garcia and Sabine Chalmers do not hold stock options under the company's LTI Stock Options Plan for directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2021 Claudio Garcia exercised 57,293 LTI Options granted on 30 November 2011 with an exercise price of EUR 44.00.

(3) William F. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2021 and before.

(4) 15,000 stock options granted on 30 April 2014 to Roberto Thomson Motta in the framework of his previous director mandate at the company.

---

[1] Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features:

- an exercise price equal to the market price of the share at the time of granting;
- a maximum lifetime of 10 years and an exercise period that starts after five years; and
- the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

This LTI stock option plan was replaced in 2019 with the RSU Plan described in section 8.2.1.A.b.

AB InBev – Annual Report 2021 | 93

D. Restricted Stock Units owned by directors

The table below sets forth, for each of the company's current directors, the number of Restricted Stock Units they owned as of 31 December 2021:

Grant Date	24 April 2019	3 June 2020	28 April 2021	Number of Restricted Stock Units owned [3]
Vesting Date	**24 April 2024**	**3 June 2025**	**28 April 2026**	
Maria Asuncion Aramburuzabala	2,595	4,526	3,444	10,565
Martin J. Barrington	1,614	12,447	9,472	23,533
Michele Burns	4,544	7,920	6,028	18,492
Sabine Chalmers [2]	0	4,526	3,444	7,970
Paul Cornet de Ways Ruart	2,595	4,526	3,444	10,565
Grégoire de Spoelberch	2,595	4,526	3,444	10,565
Claudio Garcia [2]	0	4,526	3,444	7,970
William F. Gifford [1]	0	0	0	0
Paulo Lemann	2,595	4,526	3,444	10,565
Xiaozhi Liu	0	4,526	3,444	7,970
Alejandro Santo Domingo	2,595	4,526	3,444	10,565
Elio Leoni Sceti	2,595	4,526	3,444	10,565
Cecilia Sicupira	0	4,526	3,444	7,970
Roberto Thompson Motta	0	0	3,444	3,444
Alexandre Van Damme	2,595	4,526	3,444	10,565
All directors as a group	24,323	70,153	56,828	151,304

(1) William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2021 and before.
(2) In addition to the restricted stock units held under the company's RSU Plan for directors, Claudio Garcia and Sabine Chalmers hold certain Restricted Stock Units that were awarded to them in the past in their capacity as executives of the company.
(3) No Restricted Stock Units granted to Directors vested in 2021.

8.2.2. REMUNERATION REPORT RELATING TO THE EXCOM

Except as provided otherwise, the information in this section relates to the members of the ExCom as at 31 December 2021.

A. Components of executive remuneration

Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long-term stock options, (d) pension schemes (e) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security.

In addition, the Board has set up a minimum threshold of shares to be held by the CEO and by the other members of the ExCom, as indicated in the remuneration policy (see above section 8.1).

a. Base salary

In 2021, based on his employment contract (and taking into account the base salary earned in his prior role of Zone President for North America until 30 June 2021), Michel Doukeris (CEO since 1 July 2021) earned a fixed annual base salary of EUR 1.01 million (USD 1.20 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 1.75 million (USD 2.08 million).

In 2021, based on his employment contract, Carlos Brito earned a fixed annual salary of EUR 1.38 million (USD 1.64 million) for the performance of his CEO role (until 30 June 2021) and his advisory role to the new CEO (from 1 July 2021 until 31 December 2021).

b. Variable performance-related compensation (bonus) – Share-based compensation plan

The effective payout of variable performance-based compensation (bonus) in respect of financial year 2021 is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics, whereby below a hurdle of achievement for total company and business unit targets, no variable compensation is earned irrespective of individual target achievement.

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AB InBev – Annual Report 2021 95 Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and longterm value creation. For financial year 2021, the performance metrics and their relative weight were: Key Performance Metrics Weight Net Revenue (organic) 50% EBITDA (organic) 30% Cash flow (organic) 20% Total 100% Based on its performance and results in 2021, the company overachieved its aggregated performance targets in 2021. Executives receive their bonus (if any) for financial year 2021 in cash but are encouraged to invest some or all of its value in Voluntary Shares. Such voluntary investment leads to a 20% discount and a company shares match of three Matching Shares for each share voluntarily invested up to a limited total percentage of each executive’s bonus. Variable compensation (bonus) for performance in 2021 For the year 2021, based on his performance as Zone President for North America (until 30 June 2021) and as CEO (as from 1 July 2021), Michel Doukeris earned a bonus of EUR 7.2 million (USD 8.6 million). The other members of the ExCom (as at 31 December 2021) earned an aggregate bonus of EUR 5.7 million (USD 6.7 million). For the performance of his role as CEO until 30 June 2021, Carlos Brito earned a bonus of EUR 3.6 million (USD 4.3 million). The amount of variable compensation (bonus) is based on the company’s performance during the year 2021 and the executive’s individual target achievement. The variable compensation will be paid in or around March 2022. c. Long-term incentives Annual long-term incentive restricted stock units On 1 March 2021, 147,758 annual long-term incentive Restricted Stock Units for 2020 were granted to Carlos Brito as per a decision of the Board on 28 January 2021. On 13 December 2021, 17,380 annual long-term Restricted Stock Units were granted to each of David Almeida, John Blood and Fernando Tennenbaum. On 28 January 2022, the Board approved the annual long-term incentive Restricted Stock Units grant to Michel Doukeris which will be effective 1 March 2022 and will be disclosed in the ordinary course. Half of the Restricted Stock Units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply. Exceptional long-term incentives In 2021, no grants were made to members of the ExCom under the historic exceptional long-term incentive plans described in section 8.1.3.A.c. Recurring Specific long-term Restricted Stock Unit programs In 2021, no grants were made to members of the ExCom under the company’s other recurring specific long-term Restricted Stock Unit programs (as described in section 8.1.3.A.c.). Exchange of share ownership program In 2021, no member of the ExCom participated in the company’s exchange of share ownership program (as described in section 8.1.3.A.c). Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives In 2021, no member of the ExCom participated in any of the company’s programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.c). d. Pension schemes The CEO and the other members of the ExCom participate in a defined contribution plan. The annual contribution that was paid by the company for Michel Doukeris amounted to approximately USD 0.15 million in 2021. The contributions for the other members of the ExCom amounted to approximately USD 0.03 million in aggregate in 2021. No annual contributions were due by the company for Carlos Brito under the CEO’s plan for the performance of his role as CEO until 30 June 2021.

e. Other benefits

Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2021 to approximately USD 0.02 million for Michel Doukeris and approximately USD 0.07 million in aggregate for the other members of the ExCom.

For the performance of his role as CEO until 30 June 2021, the costs of these benefits for Carlos Brito amounted in 2021 to approximately USD 0.05 million.

B. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2021

See section 8.1.3.C for a description of the main contractual terms and conditions of employment of members of the ExCom, including termination arrangements.

Effective 1 July 2021, Carlos Brito stepped down from his role of CEO. Between 1 July 2021 and 31 December 2021, he served as advisor to the new CEO. Effective 1 January 2022, Carlos Brito left the company. He was granted a termination indemnity not exceeding the sum of 12 months of his base salary and the average of the variable compensation relating to the last two years.

Michel Doukeris was appointed to serve as the CEO starting as of 1 July 2021. In the event of termination of his employment other than on the grounds of serious cause, the CEO is entitled to a termination indemnity of 12 months of remuneration, including variable compensation as described above.

C. Reclaim of variable remuneration

Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2021 (see section 8.1.3.D.). No variable remuneration was reclaimed in 2021.

D. Options owned by members of the ExCom

The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2021 under the annual LTI stock option plan (see section 8.1.3.A.c).

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	30 Nov 2011	30 Nov 2012	02 Dec 2013	01 Dec 2014	01 Dec 2015	22 Dec 2015
Expiry date	29 Nov 2021	29 Nov 2022	01 Dec 2023	30 Nov 2024	30 Nov 2025	21 Dec 2025
ExCom (1)	0	56,880	83,922	113,468	36,035	45,837
Strike price (EUR)	44.00	66.56	75.15	94.46	121.95	113.00

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	01 Dec 2016	20 Jan 2017	1 Dec 2017	22 Jan 2018	25 Jan 2019	02 Dec 2019
Expiry date	30 Nov 2026	19 Jan 2027	30 Nov 2027	21 Jan 2028	24 Jan 2029	01 Dec 2029
ExCom (1)	36,728	75,756	19,112	146,486	306,794	377,402
Strike price (EUR)	98.04	98.85	96.70	94.36	65.70	71.87

(1) The following options were exercised in 2021:
   a. David Almeida exercised 49,923 LTI options granted on 30 November 2011 with a strike price of EUR 44.00.
   b. John Blood exercised 6,517 LTI options granted on 30 November 2011 with a strike price of EUR 44.00.

The table below sets forth the number of options owned by the members of the ExCom as of 31 December 2021[(1)] under the November 2008 Exceptional Option Grant.

	November 2008 Exceptional Grant options Series B	November 2008 Exceptional Grant options Series B – Dividend Waiver 09
Grant date	25 Nov 2008	1 Dec 2009
Expiry date	24 Nov 2023	24 Nov 2023
ExCom (2)	0	228,943
Strike price (EUR)	10.32	33.24

(1) The outstanding stock options have a duration of 15 years as from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to the condition that the company meets a performance test. This performance test, which was met, required the net debt/EBITDA, as defined (adjusted for exceptional items) ratio to fall below 2.5 before 31 December 2013.

(2) No options were exercised in 2021 by members of the ExCom.

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The table below sets forth the number of options granted under exceptional long-term plans owned by the members of the ExCom as of 31 December 2021 (see section 8.1.3. A.c).

	2020 Incentive Stock Options	Integration Incentive Stock Options	Integration Incentive Stock Options	Long Run Stock Options Incentive Plan	March 2020 Stock Option Incentive
Grant date	22 December 2015	15 December 2016	5 May 2017	1 December 2017	25 March 2020
Expiry date	21 December 2025	31 December 2026	31 December 2026	31 December 2032	24 March 2030
ExCom	191,294	173,628	261,706	2,503,130	4,980,927
Strike price (EUR)	113.00	97.99	109.10	96.70	40.40

E. Restricted Stock Units owned by members of the ExCom

The table below sets forth the number of Restricted Stock Units owned by the members of the ExCom as of 31 December 2021[1].

	December 2012 Exceptional RSU B	December 2014 Exceptional RSU B	Matching Shares March 2016	Matching Shares March 2017	Matching Shares March 2018	August 2018 Performance RSU	Matching Shares March 2019	Matching Shares July 2019
Grant date	14 December 2012	17 December 2014	2 March 2016	3 March 2017	2 March 2018	14 August 2018	4 March 2019	29 July 2019
Vesting date	14 December 2022	17 December 2024	2 March 2021	3 March 2022	2 March 2023	14 August 2023	4 March 2024	29 July 2024
ExCom	7,214	10,717	0	2,043	77,853	54,479	16,827	41,866

	Matching Shares March 2020	March 2020 RSU grant	December 2020 LTI RSU A	December 2020 LTI RSU B	December 2021 LTI RSU A	December 2021 LTI RSU B
Grant date	2 March 2020	25 March 2020	14 December 2020	14 December 2020	13 December 2021	13 December 2021
Vesting date	2 March 2025	25 March 2025	14 December 2023	14 December 2025	13 December 2024	13 December 2026
ExCom	10,748	1,269,855	35,434	35,431	26,070	26,070

(1) The following Restricted Stock Units vested in 2021:
a. 17,548 Restricted Stock Units from 2 March 2016 held by Michel Doukeris vested in March 2021 at a price of EUR 49.20.
b. 2,304 Restricted Stock Units from 2 March 2016 held by Fernando Tennenbaum vested in March 2021 at a price of EUR 49.20.
c. 3,099 Restricted Stock Units from 2 March 2016 held by John Blood vested in March 2021 at a price of EUR 49.20.

8.2.3. PAY RATIO

For 2021, the ratio between the remuneration of the highest paid member of the ExCom and the lowest paid employee of the Company (Anheuser-Busch InBev SA/NV) was 208 to one.

For purposes of calculating the ratio, the following components have been taken into account to determine the total remuneration for 2021: (a) base salary, (b) variable performance-related compensation (bonus) definitively acquired in 2021 (if any), (c) long-term incentives vested in 2021 (if any), (d) pension contributions and (e) other cash and non-cash benefits (e.g. health plans, etc.). Expat allowances (if any) have been excluded from the calculation, since they mainly represent the reimbursement of additional expenses incurred by the employee as a result of the assignment abroad.

Our pay ratio may vary significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

8.2.4. COMPARATIVE INFORMATION ON THE CHANGE OF REMUNERATION AND COMPANY PERFORMANCE

The below table contains information on the annual change of (i) the remuneration of the directors and the members of the ExCom, (ii) the performance of the company and (iii) the average remuneration on a full-time equivalent basis of employees of the company (other than the persons under item (i)), over the five most recent financial years.

As explained in section 8.2.3 above, ExCom remuneration varies significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

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Comparative table on the change of remuneration and company performance over the last five reported financial years

Annual change in %	2017 vs 2016	2018 vs 2017	2019 vs 2018	2020 vs 2019	2021 vs 2020
1. Average remuneration of the directors (total)					
Board Members[1]	(56%)	(40%)	6%	0%	0%
2. Average remuneration of the ExCom members (total)					
ExCom Members[2]	(25%)	(62%)	> 100%[3]	(97%)	>100%[4]
3. AB InBev performance (Group)					
EBITDA (organic)[5]	13%	8%	3%	(13%)	12%
Net Revenue (organic)[5]	5%	5%	4%	(4%)	16%
GHG Emissions[6]	12%	(6%)	(14%)	(7%)	(21%)
4. Average remuneration on a FTE basis of employees of the Company					
Employees of the Company[7]	(7%)	(16%)	48%	4%	22%

Explanatory notes

1. Average remuneration of Board members for a given financial year calculated on the basis of total value of cash components due in respect of the relevant year and the value (if any) of share based components that vested during such year, divided by the number of directors that sat on the Board as per the end of that year (excluding directors, if any, who have waived their entitlement to director remuneration).
2. Average remuneration of the members of the ExCom for 2021, 2020 and 2019 calculated on the basis of the total value of cash components (i.e. base salary, bonus, benefits, etc.) due in respect of the relevant year and the value (if any) of share-based components that vested during such year, for all executives who sat on the ExCom as per the end of that year.

   The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management (EBM). Hence, for comparison purposes, the average remuneration depicted for the years 2016-2018 was calculated on the same basis for those members of the former EBM historically exercising the functions held by the current members of the ExCom.

   For the purposes of the average remuneration of the members of the ExCom for 2021, we considered the amounts for the respective periods as CEO for Carlos Brito (until 30 June 2021) and Michel Doukeris (as from 1 July 2021).
3. The significant increase between 2019 and 2018 is driven by the vesting on 1 January 2019 of the following aggregate stock options granted in 2008 and 2009 to three ExCom members (as of 2019): (a) 2.2 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.32, (b) 0.36 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.50, and (c) 1.6 million Dividend Waiver Series Options of December 2009 with a strike price of EUR 33.24. The share price on the vesting date was EUR 57.40.
4. The significant increase between 2021 and 2020 is because for the year 2020, no bonus was earned by the members of the ExCom, whereas for the year 2021, the members of the ExCom earned a bonus of EUR 12.9 million (USD 15.3 million) in aggregate.
5. Based on organic Group EBITDA and organic Net Revenue numbers reported in the full year results announcement published by the company for the relevant financial year. The numbers as from 2017 onwards reflect the enlarged scope post-combination with SAB. The 2018 results were restated considering (i) the adoption of new IFRS rules on lease accounting (IFRS 16 Leases) under the full retrospective approach on 1 January 2019 and (ii) the classification of our Australian business as discontinued operations.
6. Based on GHG Emissions Scope 1+2 (kgCO2e/hl) numbers for the AB InBev Group as published in the Annual Report for the relevant financial year. It is to be noted that the GHG Emissions Scope 1+2 (kgCO2e/hl) numbers before 2017 reflect the situation for the AB InBev Group pre-combination with SAB. The numbers as from 2017 onwards reflect the enlarged scope post-combination with SAB.
7. Calculated on a Belgian GAAP basis (the sum of line items 620, 622, 623 and 624 of the statutory annual accounts divided by the number of FTE of Anheuser-Busch InBev SA/NV set forth in line item 1003 in the social balance annex to the statutory accounts).

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